--------------------------
                                                             OMB APPROVAL
                                                      --------------------------
                                                      OMB Number:      3235-0145
                                                      Expires: December 31, 2005
                                                      Estimated  average  burden
                                                      hours per response......11
                                                      --------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*

                             Hawaiian Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    419879101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Erin C. Ross
                       Watershed Asset Management, L.L.C.
                         One Maritime Plaza, Suite 1525
                         San Francisco, California 94111
                                 (415) 391-8900
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 2, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               Page 1 of 72 Pages
                         Exhibit Index Found on Page 24

                                       13D
===================
CUSIP No. 419879101
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Watershed Capital Partners, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 3,105,175 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    414,828 [See Preliminary Note]
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     414,828 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            414,828 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0.9% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 2 of 72 Pages

                                       13D
===================
CUSIP No. 419879101
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Watershed Capital Institutional Partners, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 3,105,175 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    2,128,963 [See Preliminary Note]
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     2,128,963 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            2,128,963 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            4.7% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 3 of 72 Pages

                                       13D
===================
CUSIP No. 419879101
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Watershed Asset Management L.L.C.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 3,105,175 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    3,105,175 [See Preliminary Note]
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     3,105,175 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            3,105,175 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            6.9% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================


                               Page 4 of 72 Pages

                                       13D
===================
CUSIP No. 419879101
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            WS Partners, L.L.C.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 3,105,175 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    2,543,791 [See Preliminary Note]
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     2,543,791 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            2,543,791 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            5.6% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================


                               Page 5 of 72 Pages

                                       13D
===================
CUSIP No. 419879101
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Meridee A. Moore
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 3,105,175 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by her on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    3,105,175 [See Preliminary Note]
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     3,105,175 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            3,105,175 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            6.9% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                               Page 6 of 72 Pages

         Preliminary Note: The Reporting Persons (as defined below) are filing this Schedule 13D with respect to shares of common stock, par value $0.01 per share (the "Shares"), of Hawaiian Holdings, Inc. (the "Company"). Certain of the Reporting Persons are the direct holders of 2,046,352 of the Shares reported herein (or 4.5% of the Shares issued and outstanding as of October 21, 2005). As members of RC Aviation LLC, a principal investor in the Company, such Reporting Persons also have the right to receive as an in-kind distribution from RC Aviation LLC 1,058,823 Shares (or 2.3% of the Shares issued and outstanding as of October 21, 2005) upon the earlier of (i) the date such Shares are registered under a registration statement filed with the SEC and (ii) January 31, 2006. Pursuant to Rule 13d-3 promulgated under the Securities Act of 1934, as amended ("Rule 13d-3"), the Reporting Persons may be deemed to be the beneficial owners of such 1,058,823 Shares as of December 2, 2005.

Item 1.  Security And Issuer
-------  -------------------

         This statement relates to shares of common stock, par value $0.01 per share, of Hawaiian Holdings, Inc. The Company's principal offices are located at 3375 Koapaka Street, Suite G-350, Honolulu, Hawaii 96819.

Item 2.  Identity And Background
-------  -----------------------

         (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

         The Partnerships
         ----------------

                  (i) Watershed Capital Partners, L.P., a Delaware limited partnership ("WCP"), with respect to the Shares beneficially owned by it; and

                  (ii) Watershed Capital Institutional Partners, L.P., a Delaware limited partnership ("WCIP"), with respect to the Shares beneficially owned by it.

         WCP and WCIP are together referred to herein as the "Partnerships."

         The Management Company
         ----------------------

                  (iii) Watershed Asset Management, L.L.C., a Delaware limited liability company (the "Management Company"), with respect to the Shares beneficially owned by Watershed Capital Partners (Offshore), Ltd. ("Watershed Offshore"), an entity managed by the Management Company, and with respect to the Shares beneficially owned by the Partnerships, for which the Management Company serves as an investment adviser.


                               Page 7 of 72 Pages

         The General Partner
         -------------------

                  (iv) WS Partners, L.L.C., a Delaware limited liability company, which is the general partner of each of the Partnerships (the "General Partner"), with respect to the Shares beneficially owned by the Partnerships.

         The Managing Member
         -------------------

                  (v) Meridee A. Moore, a United States citizen who is the Senior Managing Member of both the General Partner and the Management Company, with respect to the Shares beneficially owned by the Partnerships and Watershed Offshore.

         Meridee A. Moore is referred to herein as the "Individual Reporting Person."
         (b) The address of the principal business and principal office of the Partnerships, the General Partner, the Management Company and the Individual Reporting Person is c/o Watershed Asset Management, L.L.C., One Maritime Plaza, Suite 1525, San Francisco, California 94111.
         (c) The principal business of each of the Partnerships is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the General Partner is to act as the general partner of the Partnerships. The principal business of the Management Company is that of an investment adviser. The principal business of the Individual Reporting Person is serving as the Senior Managing Member of both the Management Company and the General Partner.
         (d) None of the Partnerships, the Management Company, the General Partner or the Individual Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e) None of the Partnerships, the Management Company, the General Partner or the Individual Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or


                               Page 8 of 72 Pages
is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         (f) The citizenship of each of the Partnerships, the General Partner, the Management Company and the Individual Reporting Person is set forth above.

 Item 3. Source And Amount Of Funds And Other Consideration
-------- --------------------------------------------------

         An aggregate of 3,105,175 Shares are reported herein. The Partnerships and Watershed Offshore (i) acquired 668,300 of such Shares through open-market purchases (the "Open Market Shares"), (ii) acquired 1,378,052 of such Shares as distributions made pursuant to the Third Amended Joint Plan of Reorganization of Joshua Gotbaum, as Chapter 11 Trustee for Hawaiian Airlines, Inc. and others, dated as of March 11, 2005 (the "Plan of Reorganization"), approved in the reorganization proceedings (the "Proceedings") of Hawaiian Airlines, Inc., a subsidiary of the Company, in the United States Bankruptcy Court for the District of Hawaii (the "Reorganization Shares"), and (iii) will acquire 1,058,823 of such Shares as in-kind distributions from RC Aviation LLC to such Reporting Persons, as members of RC Aviation LLC (the "LLC Shares").
         The net investment cost (including commissions) for the Open Market Shares is set forth below:

     Entity                    Shares Held               Approximate Net
     ------                    -----------               ---------------
                                                         Investment Cost
                                                         ---------------
     WCP                         122,500                    $318,917
     WCIP                        355,600                    $925,740
     Watershed Offshore          190,200                    $495,147


         The Partnerships and Watershed Offshore, as members of RC Aviation LLC, received distributions in-kind with respect to certain claims against the Company held by RC Aviation LLC


                               Page 9 of 72 Pages
in the Proceedings. Pursuant to the Company's Plan of Reorganization and as payment in full for such portion of the claims, the Partnerships and Watershed Offshore received in aggregate the 1,378,052 Reorganization Shares reported herein.
         The Partnerships and Watershed Offshore, as members of RC Aviation LLC, have the right to receive the 1,058,823 LLC Shares reported herein as a distribution in-kind from RC Aviation LLC upon the earlier of (i) the date such Shares are registered under a registration statement filed with the SEC and (ii) January 31, 2006. RC Aviation LLC acquired these Shares pursuant to a privately-negotiated transaction with a third-party.
         Each of WCP, WCIP and Watershed Offshore obtained the consideration for its acquisition of the Open Market Shares and its investment in RC Aviation LLC from its working capital.

Item 4.  Purpose Of The Transaction
------   --------------------------

         The purpose of the acquisitions of the Shares is for investment, and the acquisitions of the Shares by each of the Partnerships and Watershed Offshore were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. In addition to the Shares and as further described below, certain of the Reporting Persons own in aggregate $4,114,435 principal amount of the Company's Series A Subordinated Convertible Notes due June 1, 2010 (the "Series A Notes"), $2,238,507 principal amount of the Company's Series B Subordinated Convertible Notes due June 1, 2010 (the "Series B Notes", and together with the Series A Notes, the "Notes") and may receive as a distribution from RC Aviation LLC, warrants to purchase 726,300 Shares at an exercise price of $7.20 per share (the "Warrants"), subject to adjustment from time to time for certain dilutive events, pursuant to the terms of the such Warrants.
         Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, Notes and/or Warrants, consistent with its investment purpose, each Reporting Person at


                              Page 10 of 72 Pages
any time and from time to time may acquire additional Shares, Notes and/or Warrants or dispose of any or all of its Shares, Notes and/or Warrants depending upon an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations.
     No Reporting Person has made a determination regarding a maximum or minimum number of Shares, Notes and/or Warrants which it may hold at any point in time. As stated above, the Reporting Persons may acquire beneficial ownership of additional Shares through the conversion feature of the Notes (including through Notes acquired as paid-in-kind interest) and/or if RC Aviation LLC makes an in-kind distribution of Warrants to the Partnerships and Watershed Offshore (as discussed below).
         Also, consistent with their investment intent and in an effort to maximize shareholder value, the Reporting Persons may engage in communications with one or more shareholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company, potential investors in the Company and/or other persons regarding the Company, including but not limited to its operations.
         Except to the extent the information stated in this Item 4 may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
         As stated in Item 3, the Shares reported herein were acquired by the Partnerships and Watershed Offshore through open-market purchases or as distributions made pursuant to the Plan


                              Page 11 of 72 Pages
of Reorganization, or will be acquired by the Partnerships and Watershed Offshore as in-kind distributions from RC Aviation LLC to such Reporting
Persons, as members of RC Aviation LLC. In addition to these Shares, the Partnerships and Watershed Offshore own in aggregate $4,114,435 principal amount of the Company's Series A Notes and $2,238,507 principal amount of the Company's Series B Notes issued pursuant to that certain Note Purchase Agreement, dated June 1, 2005, between the Company and RC Aviation LLC (the "Note Purchase Agreement"). The Reporting Persons' Series A Notes and Series B Notes are convertible into 945,847 Shares and 514,599 Shares, respectively, at any time after the first anniversary of their issuance at a conversion price of $4.35 per Share, subject to adjustment pursuant to the terms of the Note Purchase Agreement. Pursuant to the terms of the Series A Notes and the Series B Notes, the Company has the right to make payments of interest on the Notes in either cash or additional issuances of Series A Notes or Series B Notes, as appropriate. The Reporting Persons are not currently the beneficial owners of the Shares into which the Notes will be convertible as they do not have the right to convert them into Shares in the next 60 days.
         RC Aviation LLC currently holds a warrant (the "Common Stock Warrant") to purchase 6,283,705 Shares at an exercise price of $7.20 per share, subject to adjustment from time to time for certain dilutive events, pursuant to the terms of the Common Stock Warrant. The Common Stock Warrant is immediately exercisable, subject to a cap (which may be waived by the holder upon 65 days' notice) that would prevent the holder of the Common Stock Warrant from acquiring the underlying Shares to the extent that such acquisition would cause such holder, or any other persons who are deemed to beneficially own any Shares beneficially owned by such holder, to beneficially own in aggregate more than 9.999% of the total number of issued and outstanding Shares (including Shares that would be issuable upon the exercise of the Common Stock Warrant). RC


                              Page 12 of 72 Pages

Aviation LLC acquired the Common Stock Warrant in connection with the Proceedings and the Note Purchase Agreement. Pursuant to RC Aviation LLC's Second Amended and Restated Limited Liability Company Agreement dated as of June 1, 2005 (the "RC LLC Agreement"), RC Aviation LLC is obligated to distribute to certain of its members 90% of either (i) their pro-rata share of the Common Stock Warrant or (ii) a cash amount equivalent to the value of such pro rata share. If RC Aviation LLC makes or agrees to make an in-kind distribution of the Common Stock Warrant, the Partnerships and Watershed Offshore will receive or will be entitled to receive, in aggregate, Common Stock Warrants to purchase
726,300 Shares (the Warrants as described previously). Upon the date of the receipt of such Common Stock Warrants or, if known, the date 60 days prior to the date on which the Partnerships and Watershed Offshore have the right to receive such Common Stock Warrants, the Reporting Persons will be deemed to beneficially own an additional 726,300 Shares. The Reporting Persons currently are not deemed to beneficially own any of the Common Stock Warrant or any Shares underlying the Common Stock Warrant.
         RC Aviation LLC entered into a Registration Rights Agreement (the "Registration Rights Agreement") dated June 1, 2005 with the Company pursuant to which RC Aviation LLC received certain demand and piggy-back registration rights with respect to the Shares into which the Common Stock Warrant is exercisable and with respect to the Shares into which the Notes (including any Notes acquired as paid-in-kind interest) are convertible. If the Partnerships and Watershed Offshore receive an in-kind distribution of Common Stock Warrants, they will be entitled to the benefit of the Registration Rights Agreement with respect to the Shares for which their Common Stock Warrants are exercisable.
         The descriptions above of the Note Purchase Agreement, the Notes, the Common Stock Warrant and the Registration Rights Agreement are qualified in their entirety by the full terms and


                              Page 13 of 72 Pages
conditions of the Note Purchase Agreement, the Notes and the Common Stock Warrant, which agreements are incorporated herein by reference. For the full terms and conditions of the Note Purchase Agreement, the Series A Notes, the Series B Notes and the Registration Rights Agreement, see Exhibits 10.9, 10.10,
10.11 and 10.12, respectively, to the Form 8-K filed by the Company with the SEC on June 7, 2005. For the full terms and conditions of the Common Stock Warrant, see Exhibit 10.44 to the Registration Statement on Form S-1 filed by the Company with the SEC on November 7, 2005.

Item 5. Interest In Securities Of The Issuer
------  ------------------------------------

           (a)    The Partnerships
                  ----------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Partnership is incorporated herein by reference for each such Partnership. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 45,125,100 Shares outstanding as of October 21, 2005, as reported by the Company in its Quarterly Report on Form 10-Q for the period ended September 30, 2005 and filed with the Securities and Exchange Commission on November 9, 2005.

                  (c) The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by the Partnerships in the past 60 days are set forth on Schedules A-B hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein. The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein. The Individual Reporting Person is the Senior Managing Member of the General Partner and the Management Company.

                  (e)      Not applicable.

         (b)      The Management Company
                  ----------------------


                              Page 14 of 72 Pages

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

                  (c) The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by the Management Company on behalf of Watershed Offshore in the past 60 days are set forth on Schedule C hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

                           For   information   regarding   transactions  by  the
                           Management Company on behalf of the Partnerships, see
                           Item 5(a) above.

                   (d) The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Watershed Offshore and the Partnerships as reported herein. The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein. The Individual Reporting Person is the Senior Managing Member of the Management Company.

                  (e)      Not applicable.

         (c)      The General Partner
                  -------------------

                  (a),(b)  The information set forth in Rows 7 through 13 of the
                           cover  page  hereto  for  the   General   Partner  is
                           incorporated herein by reference.

                  (c)      None.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein. The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein. The Individual Reporting Person is the Senior Managing Member of the General Partner and the Management Company.

                  (e)      Not applicable.

         (d)      The  Individual Reporting Person
                  --------------------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for


                              Page 15 of 72 Pages
                           the  Individual   Reporting  Person  is  incorporated
                           herein by reference for the Individual Reporting Person.

                  (c)      None.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein. The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all the Shares held by Watershed Offshore and the Partnerships as reported herein. The Individual Reporting Person is the Senior Managing Member of the General Partner and the Management Company.

                  (e)      Not applicable.

         The Shares reported hereby for the Partnerships are beneficially owned by the Partnerships and those reported by the Management Company on behalf of Watershed Offshore are beneficially owned by Watershed Offshore. The General Partner, as general partner to the Partnerships, may be deemed to be the beneficial owner of all such Shares beneficially owned by the Partnerships. The Management Company, as investment adviser to Watershed Offshore and the Partnerships, may be deemed to be the beneficial owner of all such Shares beneficially owned by Watershed Offshore and the Partnerships, respectively. The Individual Reporting Person, as the Senior Managing Member of both the General Partner and the Management Company, may be deemed to be the beneficial owner of all such Shares beneficially owned by the Partnerships and Watershed Offshore. Each of the Management Company, the General Partner and the Individual Reporting Person hereby disclaims any beneficial ownership of any such Shares.

Item 6. Contracts, Arrangements, Understandings Or
------  -------------------------------------------
         Relationships With Respect To Securities Of The Issuer
         ------------------------------------------------------

         The Partnerships and Watershed Offshore are parties to the RC LLC Agreement (as defined in Item 4). Pursuant to such agreement and as reported in the Schedule 13D, as amended, filed by


                              Page 16 of 72 Pages

RC Aviation LLC with respect to the Shares, RC Aviation Management LLC ("RC Management") is vested with the exclusive right and authority to manage and control the business of RC Aviation LLC, subject to member approval of certain major transactions (including the sale or exchange to a third party of any of the Company's securities held by RC Aviation LLC). RC Management may only be removed as the managing member of RC Aviation LLC for fraud, willful neglect, or gross or reckless misconduct which, in each case, causes material harm to RC Aviation LLC.
         The RC LLC Agreement obligates RC Aviation LLC to distribute 90% of each of the Common Stock Warrant and the Shares held by RC Aviation LLC, or, solely with respect to the Common Stock Warrant, 90% of the cash amount equivalent to the value of the Common Stock Warrant, to certain of its members on a pro rata basis. As discussed previously, the 1,058,823 LLC Shares reported herein must be distributed by RC Aviation LLC to the Partnerships and Watershed Offshore upon the earlier of (i) the date such Shares are registered under a registration statement filed with the SEC and (ii) January 31, 2006. Pursuant to the terms of the RC LLC Agreement, the Partnerships and Watershed Offshore may also receive certain additional distributions in the form of Shares, Common Stock Warrants, Notes, cash and/or other property held by RC Aviation LLC if, in the reasonable determination of RC Management and pursuant to the terms of the RC LLC Agreement, such amounts are available for distribution. As of the date of this filing, RC Management has not informed the Reporting Persons that it will make any additional distributions.
         The original limited liability company agreement of RC Aviation LLC dated June 4, 2004 provided for a grant by the members to RC Management of an irrevocable proxy to vote all Shares distributed from RC Aviation LLC to such members for so long as such members continued to hold such Shares. RC Aviation LLC and its members previously entered into a stockholders agreement which provided for certain drag-along and tag-along rights with respect to future sales of Shares by


                              Page 17 of 72 Pages

RC Aviation LLC. Pursuant to amendments agreed upon in the current RC LLC Agreement, both the stockholders agreement and the provisions for the future grant of the voting proxy were terminated.
         The description above of the RC LLC Agreement is qualified in its entirety by the full terms and conditions of the RC LLC Agreement and that certain letter of clarification dated November 2, 2005 between RC Aviation LLC and certain of the Reporting Persons (the "LLC Agreement Letter"), which agreements are incorporated herein by reference. For the full terms and conditions of the RC LLC Agreement and the LLC Agreement Letter, see Exhibits 2 and 3 to this Schedule 13D.
         Other than the Notes, the Common Stock Warrant, the Note Purchase Agreement, the RC LLC Agreement, the Registration Rights Agreement and as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials To Be Filed As Exhibits
------- ---------------------------------

         There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended. The RC LLC Agreement and LLC Agreement Letter are filed as Exhibits 2 and 3, respectively, to this
Schedule 13D. The Note Purchase Agreement, a form of Series A Note, a form of Series B Note and the Registration Rights Agreement described above were filed with the SEC as Exhibits 10.9, 10.10, 10.11 and 10.12, respectively, to the Form 8-K filed by the Company


                              Page 18 of 72 Pages
on June 7, 2005, and each is incorporated herein by reference. The Common Stock Warrant described above was filed with the SEC as Exhibit 10.44 to the Registration statement on Forms S-1 filed by the SEC on November 7, 2005 and is incorporated herein by reference.











                              Page 19 of 72 Pages

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 12, 2005


                             /s/ Meridee A. Moore
                        ----------------------------------------
                        WS PARTNERS, L.L.C.,
                        On its own behalf and
                        As the General Partner of
                        WATERSHED CAPITAL PARTNERS, L.P.
                        and WATERSHED CAPITAL INSTITUTIONAL PARTNERS, L.P. By Meridee A. Moore,
                        Senior Managing Member


                             /s/ Meridee A. Moore
                        ----------------------------------------
                        WATERSHED ASSET MANAGEMENT, L.L.C.
                        By Meridee A. Moore,
                        Senior Managing Member


                             /s/ Meridee A. Moore
                        ----------------------------------------
                        Meridee A. Moore







                              Page 20 of 72 Pages

                                   SCHEDULE A
                                   ----------

                        WATERSHED CAPITAL PARTNERS, L.P.
                        --------------------------------


                                NO. OF SHARES                   PRICE
      TRADE DATE                  PURCHASED                  PER SHARE ($)
     ------------                -----------                --------------

        11/1/05                     1,900                        $2.73
        11/2/05                    65,600                        $2.59
        11/7/05                    27,500                        $2.64
        11/8/05                    27,500                        $2.59







                              Page 21 of 72 Pages

                                   SCHEDULE B
                                   ----------

                 WATERSHED CAPITAL INSTITUTIONAL PARTNERS, L.P.
                 ----------------------------------------------


                                NO. OF SHARES                   PRICE
      TRADE DATE                  PURCHASED                  PER SHARE ($)
     ------------                -----------                --------------

        11/1/05                     5,300                        $2.73
        11/2/05                   190,700                        $2.59
        11/7/05                    79,800                        $2.64
        11/8/05                    79,800                        $2.59








                              Page 22 of 72 Pages

                                   SCHEDULE C
                                   ----------

                       WATERSHED ASSET MANAGEMENT, L.L.C.
                       ----------------------------------

         The transactions listed below were effected solely on behalf of Watershed Offshore. For transactions on behalf of Watershed Capital Partners, L.P. and Watershed Capital Institutional Partners, L.P., see Schedules A and B, respectively.

                                NO. OF SHARES                   PRICE
      TRADE DATE                  PURCHASED                  PER SHARE ($)
     ------------               -----------                 --------------

        11/1/05                     2,800                        $2.73
        11/2/05                   102,000                        $2.59
        11/7/05                    42,700                        $2.64
        11/8/05                    42,700                        $2.59










                              Page 23 of 72 Pages

                                  EXHIBIT INDEX


EXHIBIT 1                        Joint Acquisition Statement Pursuant to Section
                                 240.13d-1(k)
EXHIBIT 2                        RC LLC Agreement
EXHIBIT 3                        LLC Agreement Letter















                              Page 24 of 72 Pages

                                                                       EXHIBIT 1
                                                                              to
                                                                    SCHEDULE 13D


                           JOINT ACQUISITION STATEMENT
                        PURSUANT TO SECTION 240.13d-1(k)
                        --------------------------------

         The undersigned  acknowledge and agree that the foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.


Dated:  December 12, 2005


                             /s/ Meridee A. Moore
                         ----------------------------------------
                         WS PARTNERS, L.L.C.,
                         On its own behalf and
                         As the General Partner of
                         WATERSHED CAPITAL PARTNERS, L.P.
                         and WATERSHED CAPITAL INSTITUTIONAL PARTNERS, L.P. By Meridee A. Moore,
                         Senior Managing Member


                             /s/ Meridee A. Moore
                         ----------------------------------------
                         WATERSHED ASSET MANAGEMENT, L.L.C.
                         By Meridee A. Moore,
                         Senior Managing Member


                             /s/ Meridee A. Moore
                         ----------------------------------------
                         Meridee A. Moore





                              Page 25 of 72 Pages

                                                                       EXHIBIT 2
                                                                              to
                                                                    SCHEDULE 13D



                           SECOND AMENDED AND RESTATED
                       LIMITED LIABILITY COMPANY AGREEMENT

                                       OF

                                 RC AVIATION LLC

                      a Delaware limited liability company



THE MEMBERSHIP INTERESTS EVIDENCED HEREBY HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), IN RELIANCE UPON THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 506 PROMULGATED THEREUNDER AND HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE STATE SECURITIES LAWS OF ANY RELEVANT JURISDICTION IN WHICH THE MEMBERSHIP INTERESTS HAVE BEEN OFFERED AND SOLD PURSUANT TO APPLICABLE EXEMPTION THEREFROM. THE MEMBERSHIP INTERESTS MAY NOT BE SOLD, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND QUALIFICATION UNDER APPLICABLE STATE SECURITIES LAWS, UNLESS EXEMPTIONS FROM SUCH REGISTRATION AND QUALIFICATION ARE AVAILABLE. IN ADDITION, THE SALE, TRANSFER OR OTHER DISPOSITION OF THE MEMBERSHIP INTERESTS EVIDENCED HEREBY OR ANY INTEREST THEREIN ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER SET FORTH IN THIS AGREEMENT.







                              Page 26 of 72 Pages

                           SECOND AMENDED AND RESTATED
                       LIMITED LIABILITY COMPANY AGREEMENT
                                       OF
                                 RC AVIATION LLC
                      a Delaware limited liability company

     This Second Amended and Restated Limited Liability Company Agreement (this "Agreement") of RC Aviation LLC, a Delaware limited liability company (the "Company"), is made and entered into as of June 1, 2005 (the "Effective Date") by and among those Persons whose names are listed on Exhibits A-1, A-2, A-3 and A-4, attached hereto, and such other Persons who shall subsequently execute this Agreement or otherwise agree or have agreed in writing to be bound hereby as members of the Company (collectively, the "Members" and each individually as a "Member"), with reference to the following facts:

         WHEREAS, effective as of June 4, 2004, the Company was duly formed under the Delaware Limited Liability Company Act (the "Delaware Act") by the filing of Articles of Organization (the "Articles") with the Delaware Secretary of State;

         WHEREAS, the affairs of the Company, and the rights, duties, privileges, preferences, and obligations of each of the Company's members have heretofore been set forth in that certain Limited Liability Company Agreement of RC Aviation LLC dated as of September 1, 2004 (the "Original LLC Agreement");

         WHEREAS, subsequent to the effective date of the Original LLC Agreement, the Company has determined to make certain distributions of assets and other amounts to certain of its Members, and has also undertaken certain related transactions;

         WHEREAS, pursuant to that certain Note Purchase Agreement dated on or about the Effective Date by and between HHI and the Company (the "Note Purchase Agreement"), the Company has agreed to purchase from HHI the Convertible Notes (as defined below) for an aggregate cash purchase price and otherwise upon the terms and conditions that are set forth in such Note Purchase Agreement;

         WHEREAS, certain of the existing Members of the Company and/or certain additional Persons have agreed to participate in the Company's acquisition of the Convertible Notes, as more particularly set forth hereunder;

         WHEREAS, in order to evidence and reflect the foregoing, and in order to make certain conforming and other amendments, the parties hereto now desire to amend and restate the Original LLC Agreement in its entirety as set forth hereunder, all as permitted under the Delaware Act;

         WHEREAS, the parties hereto have previously executed and delivered a Second Amended and Restated Limited Liability Company Agreement of RC Aviation LLC, date as of the Effective Date (the "Prior Amendment"), and now wish to make certain clarifications and modifications to such Prior Amendment in order to more accurately reflect the agreements amongst the parties hereto.


                              Page 27 of 72 Pages

         NOW THEREFORE, in consideration of the mutual covenants expressed herein, and for other good and valuable consideration, each of the parties hereto do hereby agree that the Original LLC Agreement and the Prior Amendment each shall be, and each hereby is, amended and restated in its entirety, as follows:

                                   ARTICLE 1
                             ORGANIZATIONAL MATTERS

     1.1. Defined Terms. For purposes of this Agreement, capitalized terms utilized herein and not otherwise defined herein shall, unless the context clearly indicates otherwise, have the following definitions:

         1.1.1 "Affiliate"  shall, with respect to any particular  Person,  mean any other Person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person. For this purpose, the term "control" shall be deemed satisfied to the extent that there exists direct or indirect ownership representing a minimum ten percent (10%) ownership interest. Notwithstanding the foregoing, a Member of the Company shall not be deemed to be an affiliate of the Company merely by reason of ownership of Units.

         1.1.2 "Agreement" shall have the meaning ascribed to such term in the introductory paragraph to this Agreement.


         1.1.3 "Ansett  Claims" shall have the meaning  ascribed to such term in
Section 1.7.5(a)(ii) of this Agreement.

         1.1.4 "Applicable Law" shall mean, with respect to any Person, all statutes, laws, rules, orders, regulations, ordinances, judgments, decrees and injunctions affecting such Person, such Person's assets or the securities of such Person, whether now or hereafter enacted and in force, including, without limitation, the Delaware Act, the Securities Act and the Exchange Act and ERISA, as well as any rules or regulations promulgated under any of the foregoing, by any securities exchange, the Securities and Exchange Commission, Federal Aviation Administration, Department of Transportation, and/or any other governmental entity.

         1.1.5 "Articles" shall have the meaning ascribed to such term in the first WHEREAS clause to this Agreement, as the same may be amended from time to time.

         1.1.6  "Bankruptcy"  shall have the  meaning  ascribed  to such term in
Section 1.7.3 of this Agreement.

         1.1.7 "Boeing  Claims" shall have the meaning  ascribed to such term in
Section 1.7.5(a)(iii).

         1.1.8 "Book Value" shall mean, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

               (a) The initial Book Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the Managing Member and the contributing Member.


                              Page 28 of 72 Pages

               (b) The Book Values of all Company assets immediately prior to the occurrence of any event described in subsection (i), subsection (ii), subsection (iv) or subsection (v) hereof shall be adjusted to equal their respective gross fair market values, as determined by the Managing Member using such reasonable method of valuation as it may adopt, as of the following times:

                    (i) the acquisition of an additional interest in the Company by a new or existing Member in exchange for more than a de minimis Capital Contribution, if the Managing Member reasonably determines that such adjustment is necessary or appropriate to reflect the relative Economic Interest of the Members in the Company;

                    (ii) the distribution by the Company to a Member of more than a de minimis amount of Company assets as consideration for an interest in the Company, if the Managing Member reasonably determines that such adjustment is necessary or appropriate to reflect the relative Economic Interests of the Members in the Company;

                    (iii) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g);

                    (iv) the issuance of any interests in the Company for services; and

                    (v) at such other times as the Managing Member shall reasonably determine necessary or advisable in order to comply with the Regulations Sections 1.704-1(b) and 1.704-2.

               (c) The Book Value of any Company asset distributed to a Member shall be the gross fair market value of such asset on the date of distribution as determined by the Managing Member.

               (d) The Book Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m); provided, however, that Book Values shall not be adjusted pursuant to this Section 1.1.8(d) to the extent that the Managing Member reasonably determines that an adjustment pursuant to Section 1.1.8(b) above is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this
Section 1.1.8(d).

               (e) If the Book Value of a Company asset has been determined or adjusted pursuant to Section 1.1.8(a), (b), or (d) hereof, such Book Value shall thereafter be adjusted by the Depreciation taken into account with respect to such Company asset for purposes of computing Net Profits and Net Losses.

         1.1.9 "Capital Accounts" shall have the meaning ascribed to such term in Section 4.1 of this Agreement.

         1.1.10 "Capital Contributions" shall mean, with respect to any Member, the total amount of money and the initial Book Value of property (other than money) contributed to the capital of the Company by such Member, whether as an initial Capital Contribution or as an additional Capital Contribution.


                              Page 29 of 72 Pages

         1.1.11 "Cause" shall mean fraud, willful neglect, or gross or reckless misconduct which, in each case, causes material harm to the Company.

         1.1.12 "Claim Purchase Agreement" shall have the meaning ascribed to such term in Section 1.7.5(a)(iii) of this Agreement.

         1.1.13 "Class A Member" and "Class A Units" shall each have the meanings ascribed to such terms in Section 2.1 of this Agreement.

         1.1.14 "Class B Member" and "Class B Units" shall each have the meanings ascribed to such terms in Section 2.1 of this Agreement.

         1.1.15 "Class C Member" and "Class C Units" shall each have the meanings ascribed to such terms in Section 2.1 of this Agreement.

         1.1.16 "Class D Member" and "Class D Units" shall each have the meanings ascribed to such terms in Section 2.1 of this Agreement.

         1.1.17 "Class M Member" and "Class M Units" shall each have the meanings ascribed to such terms in Section 2.1 of this Agreement.

         1.1.18 "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

         1.1.19 "Company" shall have the meaning ascribed to such term in the introductory paragraph to this Agreement. References hereunder to the "Company" shall also be deemed to be a collective reference to the Company's Series.

         1.1.20  "Company Cash" shall have the meaning  ascribed to such term in
Section 1.7.7(c) of this Agreement.

         1.1.21 "Company Counsel" shall have the meaning ascribed to such term in Section 10.3 of this Agreement.

         1.1.22 "Company Minimum Gain" shall have the meaning set forth in Regulations Sections 1.704-2(b)(2) and 1.704-2(d)(1) for the phrase "partnership minimum gain."

         1.1.23 "Convertible Notes" shall mean those certain convertible promissory notes being purchased by the Company pursuant to the Note Purchase Agreement.

         1.1.24 "Delaware Act" shall have the meaning ascribed to such term in the first WHEREAS clause of this Agreement.

         1.1.25 "Distributable Amounts" shall mean the amounts which the Managing Member reasonably determines are available for distribution with respect to each Series to the Members associated with such Series, taking into account all debts, liabilities and obligations of the Company, and any reserves for (a) expenditures contemplated by the Company, (b) to provide for working capital and/or reserves in amounts deemed appropriate by the Managing Member,
(c) to provide for other capital requirements as determined by the Managing Member (including capital expenditures), and (d) to provide for contingencies (as determined by the Managing Member).


                              Page 30 of 72 Pages

         1.1.26 "Economic Interest" shall mean a Person's right to share in the Net Profits, Net Losses, or similar items of, and to receive distributions from, the Company, but does not include any other rights of a Member including, without limitation, the right to vote or to participate in the management of the Company, or, except as specifically provided in this Agreement or required under the Delaware Act, any right to information concerning the business and affairs of the Company.

         1.1.27 "Effective Date" shall have the meaning ascribed to such term in the introductory paragraph to this Agreement.

         1.1.28 "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and all regulations promulgated thereunder.

         1.1.29 "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

         1.1.30  "HAL" shall have the  meaning  ascribed to such term in Section
1.7.3 of this Agreement.

         1.1.31 "Fair Market Value" shall have the meaning ascribed to such term in Section 4.6.6 of this Agreement.

         1.1.32   "HHI"  shall  mean   Hawaiian   Holdings,   Inc.,  a  Delaware
corporation, and any successor in interest.

         1.1.33  "HHI  Loans"  shall have the  meaning  ascribed to such term in
Section 2.6.3 of this Agreement.

         1.1.34  "Indemnitee"  shall have the  meaning  ascribed to such term in
Section 3.4.2(a) of this Agreement.

         1.1.35 "Joint Plan of Reorganization" shall mean that certain third Amended Joint Plan of Reorganization, styled "In Re Hawaiian Airlines, Inc., a Hawaiian corporation," filed by Joshua Gotbaum, as Chapter 11 Trustee for Hawaiian Airlines, Inc., the Official Committee of Unsecured Creditors, Hawaiian Holdings, Inc., HHIC, Inc., and RC Aviation LLC, dated as of March 11, 2005, and related filings in connection therewith.

         1.1.36 "Letter of Intent" shall mean that certain Letter of Intent dated on or about May 25, 2004, executed by Ranch Capital, LLC (an affiliate of RC Management) and addressed to Mr. John W. Adams, as managing member of AIP, LLC, as the same may be amended, modified, superceded, or restated (including through the execution of Definitive Documents, as such term is defined therein).

         1.1.37 "Loan Capital"  shall have the meaning  ascribed to such term in
Section 2.2.3 of this Agreement.

         1.1.38 "Majority in Interest of the Members" shall, as of any given point in time, mean such Member or Members who collectively hold more than fifty percent (50%) of all Units outstanding as of such time, all voting together as a single class.


                              Page 31 of 72 Pages

         1.1.39 "Managing Member" shall have the meaning ascribed to such term in Section 3.1 of this Agreement.

         1.1.40 "Material Decision" shall have the meaning ascribed to such term in Section 3.3 of this Agreement.

         1.1.41 "Member" or "Members" shall have the meaning ascribed to such term in the introductory paragraph of this Agreement.

         1.1.42 "Member Minimum Gain" shall mean an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulations Section 1.704-2(i) with respect to "partner minimum gain."

         1.1.43 "Member Nonrecourse Debt" shall have the meaning set forth in Regulations Section 1.704-2(b)(4) for the phrase "partner nonrecourse debt."

         1.1.44 "Member Nonrecourse Deductions" shall have the meaning set forth
in  Regulations   Section   1.704-2(i)  for  the  phrase  "partner   nonrecourse
deductions."

         1.1.45 "Membership Interest" or "Interest" shall mean the entire ownership interest of a Member in the Company at any particular time, including without limitation, the Member's Economic Interest, any and all rights to vote and otherwise participate in the Company's affairs, and the rights to any and all benefits to which a Member may be entitled as provided in this Agreement, together with the obligations of such Member to comply with all of the terms and provisions of this Agreement.

         1.1.46 "Merger" shall have the meaning ascribed to such term in Section 1.7.5(b) of this Agreement.

         1.1.47 "Net Profits" and "Net Losses" shall mean for any given period, the taxable income or taxable loss of the Company for such period determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss or deduction required to be separately stated pursuant to
Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments:

               (a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profits and Net Losses shall increase such income or decrease such loss, as the case may be;

               (b) Any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as Section 705(a)(2)(B) expenditures by Regulations Section 1.704-1(b)(2)(iv)(I), and not otherwise taken into account in computing Net Profits and Net Losses, shall decrease such Net Profits or increase such Net Losses, as the case may be;

               (c) Any income, gain, loss, or deduction required to be specially allocated to Members under Section 4.3 or Section 4.5.2, below, shall not be taken into account in computing Net Profits or Net Losses;


                              Page 32 of 72 Pages

               (d) In lieu of any depreciation, amortization and other cost recovery deductions taken into account in computing taxable income or loss, the Company shall compute such deductions based on the Book Value of the property so being depreciated or amortized for such period;

               (e) Gain or loss resulting from a disposition of Company property where such gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

               (f) If the Book Value of Company assets is adjusted as provided in Section 1.1.8 above, then the Net Profits or Net Losses of the Company shall including the amount of any increase or decrease in such Book Values attributable to such adjustments.

         1.1.48 "Nonrecourse Deductions" shall have the meaning set forth in Regulations Sections 1.704-2(b)(1) and 1.704-2(c).

         1.1.49 "Nonrecourse Liability" shall have the meaning set forth in Regulations Sections 1.704-2(b)(3) and 1.752-1(a)(2).

         1.1.50 "Note Purchase Agreement" shall have the meaning ascribed to such term in the fourth WHEREAS clause of this Agreement.

         1.1.51 "Offering Notice" and "Offering Period" shall each have the respective meanings ascribed to each such term in Section 2.6.2 of this Agreement.

         1.1.52 "Original LLC Agreement" shall have the meaning ascribed to such term in the second WHEREAS clause of this Agreement.

         1.1.53 "Permitted Investments" shall have the meaning ascribed to such term in Section 3.3.8, below.

         1.1.54 "Permitted Transfer" shall have the meaning ascribed to such term in Section 5.3.1 of this Agreement.

         1.1.55 "Person" shall mean and include any individual, corporation, partnership, limited liability company, trust, unincorporated organization, government or any department or agency thereof, or any entity similar to any of the foregoing.

         1.1.56 "Potential Actions" shall have the meaning ascribed to such term in Section 3.9 of this Agreement.

         1.1.57 "Presumed Tax Liability" shall have the meaning ascribed to such term in Section 4.6.1(b) of this Agreement.

         1.1.58 "Principal" shall, with respect to RC Management, mean Lawrence Hershfield or Randall Jenson.

         1.1.59 "Prior Amendment" shall have the meaning ascribed to such term in the seventh WHEREAS clause of this Agreement.


                              Page 33 of 72 Pages

         1.1.60 "Public Securities" shall have the meaning ascribed to such term in Section 4.6.6 of this Agreement.

         1.1.61 "RC Management" shall mean RC Aviation Management, LLC, a Delaware limited liability company.

         1.1.62 "Regulations" shall mean proposed, temporary, and final Treasury Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of successor Treasury Regulations).

         1.1.63 "Regulatory Allocations" shall have the meaning ascribed to such term in Section 4.3.6 of this Agreement.

         1.1.64  "Securities"  shall have the  meaning  ascribed to such term in
Section 1.7.1(a)(i) of this Agreement.

         1.1.65 "Securities Act" shall mean the Securities Act of 1933, as amended.

         1.1.66 "Series" shall have the meaning ascribed to such term in Section
2.1 of this Agreement.

         1.1.67 "Series A," "Series B" "Series C" and "Series D" shall each have the respective meanings assigned to each such term in Section 2.1 of this Agreement.

         1.1.68 "Stockholder's Agreement" shall have the meaning ascribed to such term in Section 1.7.4 of this Agreement.

         1.1.69 "Tax Matters Partner" shall have the meaning ascribed to such term in Section 6.5 of this Agreement.

         1.1.70 "Transfer" shall mean, with respect to any interest in the Company, a sale, conveyance, exchange, assignment, pledge, encumbrance, gift, bequest, hypothecation or other transfer or disposition by any other means, whether for value or no value, direct or indirect, and whether voluntary or involuntary (including, without limitation, by operation of law), or an agreement to do any of the foregoing.

         1.1.71 "Units" shall have the meaning  ascribed to such term in Section
2.1 of this Agreement.

         1.1.72  "Warrants"  shall  have the  meaning  ascribed  to such term in
Section 1.7.6(a) of this Agreement.

     1.2. Formation. The Company has been organized as a limited liability company by the filing of the Articles with the Delaware Secretary of State, in accordance with an pursuant to the Delaware Act. The rights and liabilities of the Members shall be determined pursuant to the Delaware Act and this Agreement. To the extent that there is any conflict or inconsistency between any provision of this Agreement and any non-mandatory provision of the Delaware Act, the provisions of this Agreement shall control and take precedence.


                              Page 34 of 72 Pages

     1.3. Name. The name of the Company shall be "RC Aviation LLC," or such other name selected from time to time by the Managing Member. The Company may conduct business under that name or any other name selected by the Managing Member, from time to time, in accordance with Applicable Law.

     1.4. Principal Place of Business. The principal place of business of the Company shall be at such place or places as shall be designated by the Managing Member from time to time. The Company may maintain offices and places of business at such other place or places within or outside the State of Delaware as the Managing Member deems advisable.

     1.5. Registered Office and Resident Agent. The Company shall continuously maintain a registered office and a designated and duly qualified agent for service of process on the Company in the State of Delaware.

     1.6. Term. The Company shall continue from the Effective Date until such time as the Company is dissolved pursuant to the terms of this Agreement or the Delaware Act.

     1.7. Business Purpose/Related Transactions.

         1.7.1 General.

               (a) The Company has been formed for the following purposes:

                    (i) acquiring, investing in, managing, owning, holding, selling, transferring, exchanging, and/or otherwise disposing of (directly or indirectly) shares of stock, notes, debentures and other similar instruments, and/or other securities, or instruments which are exercisable, convertible or exchangeable into or for such shares of stock, notes, debentures and other similar instruments, which, in each case, are issued by HHI (collectively, the "Securities"), and/or any claims, choses of action or other similar items with respect to HHI, HAL or any of their respective Affiliates;

                    (ii) subject to Section 3.3, below, investing and reinvesting any income or proceeds derived therefrom or in connection therewith, entering into one or more financial transactions relating to the Securities as shall be determined by the Managing Member to be consistent with the investment objectives of the Company;

                    (iii) entering into any lawful transaction and engaging in any lawful activities in furtherance of the foregoing purposes and as may be necessary, incidental or convenient to carry out the business of the Company as contemplated by this Agreement.

               (b) To such ends, the Company may engage in any activities or transactions that may, in the Managing Member's discretion, be necessary, suitable or proper to accomplish or further such purposes, including, but not limited to, the designation of agents of the Company from time to time to participate in or consult regarding the management of HHI, and to do all other acts incidental to, arising from or connected with such purposes. The Managing Member hereby undertakes to exert reasonable best efforts in order to register the Securities pursuant to the Securities Act as soon as is practicable.

         1.7.2 Specific Actions. In furtherance of the purposes of the Company set forth in this Section 1.7, and except as otherwise provided hereunder, the Company shall have all of the


                              Page 35 of 72 Pages
rights and powers of a limited liability company under the Delaware Act, including the authorization to:

               (a) Purchase, hold, sell (including short sales, forward sales and/or other similar transactions), exchange, transfer and otherwise dispose of the Securities;

               (b) Exercise all rights, powers, privileges, and other incidents of ownership or possession with respect to the Securities (including but not limited to any voting, information and other rights with respect thereto) and other assets of the Company;

               (c) Invest or deposit Company funds, pending investment or distribution to Members, in the manner described in this Agreement;

               (d)  Engage   independent   attorneys,   accountants,   advisors,
consultants, or such other Persons as the Managing Member may determine to be necessary or appropriate;

               (e) Enter into, make and perform all contracts and other undertakings, and engage in all other activities and transactions, in each case, as may be determined by the Managing Member to be necessary, convenient or advisable for carrying out the purposes of the Company.

         1.7.3 [This Section 1.7.3 intentionally left blank].

         1.7.4 Stockholder's Agreement. Each of the parties to the Original LLC Agreement has executed and delivered, and agreed to be bound by the terms and conditions of that certain Stockholder's Agreement dated on or about the date of the Original LLC Agreement, a copy of which is attached hereto as Exhibit C (the "Stockholder's Agreement"). Each of the Members hereto hereby agrees that the Stockholder's Agreement shall be, and hereby is, terminated and shall be, and hereby is, no longer of any force or effect. Each of the parties hereto agrees to take such further actions as shall be reasonably necessary or appropriate in order to evidence or reflect the termination of the Stockholder's Agreement.

         1.7.5 Purchase of Claims; Related Transactions.

               (a) Each of the parties hereto acknowledges and agrees as follows:

                    (i) The Company has acquired certain shares of the common stock of HHI pursuant to the terms and conditions of the Letter of Intent, the purchase price of such shares, and the other costs and expenses relating thereto having been funded through Capital Contributions which were made by the Class A Members as described in Section 2.2,

                    (ii) The Company has acquired one or more claims or similar rights (collectively, the "Ansett Claims") held by Ansett Worldwide Aviation Services, Inc. and/ or its affiliates, against HHI, HAL and/or one or more of its affiliates for an aggregate purchase price of approximately Eighty One Million Seven Hundred Thousand Dollars ($81,700,000), such purchase price, and certain related costs and expenses, having been funded through Capital Contribution made by the Class B Members, as described in Section 2.3, below;

                    (iii) Pursuant to that certain Claim Purchase Agreement dated as of September 15, 2004 (the "Claim Purchase Agreement"), the Company has purchased from BCC


                              Page 36 of 72 Pages

Equipment Leasing Corporation and Wells Fargo Bank Northwest (in its capacity as trustee) certain lease related claims (the "Boeing Claims") for an aggregate purchase price (along with certain costs and fees relating thereto) of approximately Fifty Three Million Eight Hundred and Sixty Five Thousand Dollars ($53,865,000), such purchase having been consummated subject to the terms and conditions set forth in the Claim Purchase Agreement, with the purchase price thereof, along with certain other related costs and expenses, having been funded through Capital Contributions made to the Company by the Class C Members pursuant to Section 2.4, below.

                    (iv) The Company has previously agreed to "backstop" a rights offering by HHI to the shareholders of HHI, in an amount up to Sixty Million Dollars ($60,000,000), or in lieu thereof, a purchase of up to Sixty Million Dollars ($60,000,000) of Series E Preferred Stock of HHI, such amounts, and certain costs and expenses related thereto, to be funded through obligations of the Class B Members to make additional Capital Contributions to the Company;

                    (v) In lieu of the transactions described in the immediately preceding paragraph, the Company has agreed to purchase from HHI the Convertible Notes for an aggregate purchase price of Sixty Million Dollars ($60,000,000), as per the terms and conditions of the Note Purchase Agreement, such purchase price, along with certain costs, expenses and other similar items relating thereto, to be funded through the conversion of a portion of the Ansett Claims and Boeing Claims, as described below.

               (b) It is acknowledged and agreed that the various claims and/or other items purchased by the Company and described in the immediately preceding paragraph were contemplated to be collected and/or otherwise satisfied in connection with the Bankruptcy and/or HAL's emergence therefrom, in the form of cash and/or some combination of cash, promissory notes, obligations and/or certain stock or other equity-linked securities issued by HHI and/or HAL, or any combination thereof. In this regard, the Managing Member has elected to cause both the Ansett Claims and the Boeing Claims to be converted and/or paid in full by HHI and HAL in connection with the Bankruptcy as follows: (i) In connection with the merger of HAL with and into HHIC, Inc., a Delaware corporation (and wholly-owned subsidiary of HHI) (the "Merger"), fifty percent (50%) of the allowed face amount of each of the Ansett Claims and Boeing Claims will be paid in full through the issuance of a certain number of new common shares of HHI, such number to be determined by dividing 50% of such allowed face amount of such claims by an assumed value per share of Six Dollars and Sixteen Cents ($6.16),
(ii) also in connection with the Merger, a portion of the remaining allowed face amount of the Ansett Claims and Boeing Claims equal to Sixty Million Dollars ($60,000,000) will be converted into the Convertible Notes pursuant to the Note Purchase Agreement, for this purpose, by first converting the remaining such portion of the Ansett Claims (i.e., approximately $53,753,057) in full into an equal original principal amount of Convertible Notes, and then converting approximately $6,246,943 of the remaining such portion of the Boeing Claims into such Convertible Notes (i.e., for an aggregate total of $60,000,000 of Convertible Notes), and (iii) separately from the foregoing, the remaining balance of the Boeing Claims will be redeemed with cash from HAL.

         1.7.6 Issuance of Warrants.

               (a) It is acknowledged and agreed that in connection with the Company's commitment to provide certain additional financing to HHI, HHI, through its independent directors, has agreed to issue to the Company certain warrants (the "Warrants") to purchase HHI common


                              Page 37 of 72 Pages
stock. The Warrants have an exercise price of Seven Dollars and Twenty Cents ($7.20) per share, and entitle the holder thereof to purchase shares of common stock of HHI representing up to ten percent (10%) of the Company's common stock on a fully-diluted basis. It is acknowledged and agreed, however, that such Warrants, in whole or in part, may not be exercisable for or into shares of the Common Stock of HHI unless or until such time as HHI has authorized an additional number of shares of its Common Stock in order to cover such exercise (such shares not being currently fully authorized).

               (b) All of the Warrants and all rights thereto were initially assigned to Series B of the Company, to be distributed amongst the Members as described in Section 4.6.3, below. However, in light of the fact that the Company is purchasing the Convertible Notes from HHI in lieu of the aforementioned rights offering, and in further light of the fact that the purchase price thereof is being funded through conversion of certain portions of the Ansett Claims and Boeing Claims by the Series D Members pursuant to Section 2.5, below, rather than from Capital Contributions from the Series B Members (as was originally contemplated), the Warrants, and all associated rights thereto, shall be, and hereby are, assigned to Series D of the Company, to be distributed amongst the Series D Members as described in Section 4.6.5, below, and shall not be assigned to Series B of the Company.

         1.7.7 Distributions.

               (a) General. The parties hereto acknowledge and agree that subject and pursuant to Sections 4.6.2(a), 4.6.3(a) and 4.6.4(a) of this Agreement, the Company has agreed to make certain distributions of certain of its assets to the Class A Members, Class B Members and Class C Members as set forth therein, such distributions to be made as soon as is practicable following the date upon which the Bankruptcy shall have been approved, and/or at such sooner time as shall be determined by the Managing Member. The Managing Member has determined to make those certain distributions described in those certain Resolutions of the Managing Member which are substantially in the form attached hereto as Exhibit B, such distributions to be effective as of the times set forth therein. Each of the Members hereby agrees that distribution of any portion of the Ansett Claims and/or Boeing Claims to each such Member shall, on a pro rata basis, be subject to the repayment, conversion and satisfaction in full as described in Section 1.7.5(b), above, and each such Member hereby agrees to cooperate in connection with the redemption, retirement, conversion and satisfaction of the same, in each case, in accordance with the terms and conditions thereof.

               (b) Basis Assigned to Series D. The distributions described on Exhibit B, attached hereto, include (except to the extent described thereunder) distributions by the Company of 90% of the portion of the Ansett Claims and the Boeing Claims which are to be converted into Convertible Notes pursuant to the Note Purchase Agreement (i.e., $54 million in the aggregate), such distributions being pursuant to Sections 4.6.3(a) and 4.6.4(a) of this Agreement. The parties acknowledge and agree that the portion of the remaining 10% of the Ansett Claims and Boeing Claims which are retained by the Company and which are converted into Convertible Notes by the Company pursuant to the Note Purchase Agreement (i.e., $6 million) shall be and hereby is assigned to Series D as an asset of such Series hereunder. The foregoing assignment to Series D shall be treated as a distribution to the Series B and Series C Members listed on Exhibit A-4 (pro rata based on Class D Units held by each) in satisfaction of a portion of the amounts otherwise distributable to such Members pursuant to Sections 4.6.3(b)(i) and 4.6.4(b)(i), below (i.e., as a return of "basis" in such Series), followed by a re-contribution of such amounts by such Members to Series D (pro rata to each such Member based on numbers of Class D Units), such re-contributions


                              Page 38 of 72 Pages
to be returned to such Members as per Section 4.6.5(b)(i), below, in amounts set forth opposite each such Member's name on Exhibit A-4, attached hereto.

               (c) Excess Cash.

                    (i) The distributions described on Exhibit B, attached hereto, also include (except to the extent described thereunder) distributions by the Company of 90% of the portion of the Ansett Claims and the Boeing Claims which are to be redeemed for cash (i.e., approximately $24.3 million in the aggregate) as part of the Joint Plan of Reorganization, such distributions being pursuant to Sections 4.6.3(a) and 4.6.4(a) of this Agreement. The parties acknowledged and agree that the portion of the remaining 10% of the Ansett Claims and Boeing Claims which are retained by the Company and which are to be redeemed for cash (the "Company Cash") pursuant to the Joint Plan of Reorganization (i.e., approximately $2.7 million) shall be and hereby is retained by the Company. The Managing Member shall be authorized to utilize portions of the Company Cash to satisfy any Presumed Tax Liabilities of the Managing Member (provided that any such use of funds shall be deemed to be an advance against the first amounts otherwise distributable to the Managing Member hereunder), and to establish reasonable reserves for costs, expenses or liabilities or other similar amounts. To the extent the Managing Member reasonably determines that amounts of the Company Cash would otherwise be distributed or available for distribution to Members hereunder, the Managing Member shall, as soon as practicable, distribute such amounts to the Members associated with the appropriate Series, such distributions to be in accordance with Section 4.6 of this Agreement.

                    (ii) Notwithstanding the foregoing, in the event that any Company Cash is utilized pursuant to the preceding paragraph to satisfy any Presumed Tax Liabilities of the Managing Member, the Managing Member agrees to make an additional cash Capital Contribution to the Company if, following the distributions required pursuant to Sections 4.6.2(e), 4.6.3(c), 4.6.4(c) and 4.6.5(d), the Class A Members have not received distributions pursuant to
Section 4.6.2(b)(i) at least equal to the amount described in such Section 4.6.2(b)(i), the Class B Members have not received distributions pursuant to
Section 4.6.3(b)(i) at least equal to the amount described in such Section 4.6.3(b)(i), the Class C Members have not received distributions pursuant to
Section 4.6.4(b)(i) at least equal to the amount described in such Section 4.6.4(b)(i), or the Class D Members have not received distributions pursuant to
Section 4.6.5(b)(i) at least equal to the amounts described in such Section 4.6.5(b)(i). The amount of the Managing Member's additional cash Capital Contribution pursuant to this Section 1.7.7(c)(ii) shall be an amount equal to the lesser of (A) the amount of any Company Cash used to satisfy any Presumed Tax Liabilities of the Managing Member and (B) the aggregate amount required such that the conditions requiring such additional Capital Contributions pursuant to the preceding sentence are no longer present.

         1.7.8 Authorization. The actions described or contemplated in Sections 1.7.5, 1.7.6 and 1.7.7 shall each be, and hereby are, authorized, ratified, consented to and confirmed, and the Managing Member shall be, and hereby is authorized to take such further actions, and/or to negotiate and execute such additional documents, agreements or instruments, with such terms and conditions, as shall be deemed to be necessary or appropriate in connection therewith. The Managing Member shall be authorized to adopt such amendments to this Agreement (including, but not limited to amendments to Sections 4.6.2(a), 4.6.3(a) and/or 4.6.4(a) to reflect the extent to which such distributions have been satisfied and related matters), as shall be necessary or appropriate to evidence, reflect or to give effect to the transactions described in Sections 1.7.5, 1.7.6 or 1.7.7.


                              Page 39 of 72 Pages

                                   ARTICLE 2
                     COMPANY CAPITAL; CAPITAL CONTRIBUTIONS

     2.1. Capital Units. It is intended by the parties hereto that the Company shall have multiple series (the "Series") pursuant to and in connection with the provisions of Section 18-215 of the Delaware Act (and/or any successor provision of the Delaware Act). The Company's Membership Interests shall be represented by separate classes of units with respect to each such Series, and each such class of Membership Interests shall be represented by a separate class of units
(collectively, the "Units"). The Company shall have four (4) Series, to be designated as Series A, Series B, Series C and Series D. Each such Series shall have the following classes of Units associated therewith, such classes of Units to be hereby authorized in the following numbers:

                Series              Class of Units         Number

                Series A            Class A Units          42,500,000
                Series B            Class B Units          141,700,000
                Series C            Class C Units          53,865,000
                Series D            Class D Units          60,000,000
                Series A, B, C & D  Class M Units          1

     The Company shall be initially authorized to issue up to that number of each class of Units as are set forth above. Additional classes of Units within each existing Series, as well as additional Series of the Company, with additional corresponding classes of Units with respect to each such additional Series, shall be issuable by the Company pursuant to the provisions of Section 2.6, below. Any holder of more than one class of Units shall have separate rights under this Agreement with respect to each class of Units held by such Member. A Member holding Class A Units shall also sometimes be referred to hereunder in its capacity as such as a "Class A Member," a Member holding Class B Units shall also sometimes be referred to hereunder in its capacity as such as a "Class B Member," a Member holding Class C Units shall also sometimes be referred to hereunder in its capacity as such as a "Class C Member," a Member holding Class D Units shall also sometimes be referred to hereunder in its capacity as such as a "Class D Member," and a Member holding Class M Units shall also sometimes be referred to hereunder in its capacity as such as a "Class M Member."

     2.2. Series A Contributions.

         2.2.1 Managing Member. RC Management has previously contributed to the Company all of RC Management's right, title and interest in and to the Letter of Intent and/or the matters contained therein, and has also previously contributed to the Company that amount of cash as is set forth opposite RC Management's name on Exhibit A-1, attached hereto. In consideration for the foregoing contributions, and for other valuable consideration, RC Management was admitted to the Company as a Member, and was previously issued one (1) Class B Unit, and also was issued that number of Class A Units as are set forth opposite RC Management's name on Exhibit A-1, attached hereto. It is acknowledged and agreed that, as of the effective date of the Original LLC Agreement, the one (1) Class B Unit that was so issued to RC Management was redesignated as one (1) Class M Unit. Accordingly, as of the Effective Date hereof, RC Management shall continue to own and hold that number of Class A Units as are set forth opposite its name on Exhibit A-1, attached hereto, and shall also continue to own and hold one (1) Class M Unit, as is also indicated opposite its name on such Exhibit A-1. Each of the parties hereto agrees and acknowledges that the


                              Page 40 of 72 Pages

Company has incurred and will incur certain necessary and incidental costs and expenses in connection with its activities as described in Section 1.7 and that such costs and expenses shall be paid and/or reimbursed (or, if advanced by the Managing Member or any other Member, reimbursed to such Person) out of proceeds of the Company available therefor.

         2.2.2 Non-Managing Members. Each of the Class A Members listed on Exhibit A-1, attached hereto has each previously contributed to the Company that amount of cash as is set forth opposite each of their respective names on Exhibit A-1, attached hereto. In consideration for such Capital Contributions, such Persons each have previously been issued that number of Class A Units as is set forth opposite each of their respective names on Exhibit A-1, attached hereto. Each such Class A Member shall continue to own and hold that number of Class A Units as is set forth opposite each of their respective names on such Exhibit A-1.

         2.2.3 Loan Capital. It is acknowledged and agreed that a portion of the Capital Contributions made by the Class A Members to the Company pursuant to Sections 2.2.1 and 2.2.2, above, such portions being set forth opposite each such Member's respective name on Exhibit A-1 attached hereto (the "Loan Capital"), have been utilized by the Company to fund one or more HHI Loans from the Company to HHI upon such terms and conditions as have been deemed reasonable and in the best interests of the Company and its Members by the Managing Member. Such loans to HHI are hereby authorized, ratified and approved, and the Managing Member shall be, and hereby is, authorized to execute and deliver such documents, instruments and agreements as the Managing Member determines is reasonable or necessary in order to evidence or reflect the same.

         2.2.4 Series A Assets. Proceeds received by the Company in connection with Capital Contributions made pursuant to this Section 2.2 have been utilized in the manner described in the Original LLC Agreement and the Letter of Intent to purchase certain Securities as more particularly described thereunder, and to pay certain related costs and expenses. Any such assets, and/or any other assets acquired with such Capital Contributions, as well as any income or proceeds therefrom, in addition to any assets acquired from investment and/or reinvestment of the same, hereby are assigned to Series A of the Company.

     2.3. Series B Contributions.

         2.3.1 Contributions. Each of the Class B Members listed on Exhibit A-2, attached hereto, has previously made a Capital Contribution to the Company in the amount of cash as is set forth opposite each such Member's name on such Exhibit A-2. In consideration for such Capital Contributions, each such Member previously has been issued that number of Class B Units as is set forth opposite each such Member's respective name on Exhibit A-2, attached hereto.

         2.3.2 Series B Assets. Proceeds received by the Company in connection with Capital Contributions made pursuant to this Section 2.3 have been utilized by the Company to acquire the Ansett Claims as described in Section 1.7.5(a)(ii), above, and to pay certain related costs and expenses. The Ansett Claims, together with any income or proceeds therefrom, in addition to any assets acquired from investment and/or reinvestment of the same, as well as any related obligations, costs or other similar amounts, hereby are assigned to Series B of the Company.

     2.4. Series C Contributions.

         2.4.1 Contributions. Each of the Class C Members listed on Exhibit A-3, attached hereto, has previously made cash Capital Contributions to the Company in the amounts set forth


                              Page 41 of 72 Pages
opposite each of their respective names on Exhibit A-3, attached hereto. In consideration for such Capital Contributions, each such Member previously has been issued that number of Class C Units as is set forth opposite each such Member's respective name on Exhibit A-3, attached hereto.

         2.4.2 Series C Assets. Proceeds received by the Company in connection with Capital Contributions made pursuant to this Section 2.4 have been utilized by the Company to acquire the Boeing Claims. The Boeing Claims, as well as any income or proceeds therefrom, in addition to any assets acquired from investment and/or reinvestment of the same, hereby are assigned to Series C of the Company.

     2.5. Series D Contributions.

         2.5.1 Contributions. On and as of the Effective Date, the Members listed on Exhibit A-4, attached hereto, shall be deemed to have contributed to the Company, as additional Capital Contributions, that amounts set forth opposite each of their respective names on such Exhibit A-4. It is acknowledged and agreed that, except as otherwise noted on Exhibit A-4, attached hereto, each such Member is funding its Capital Contributions described in this Section 2.4 through a conversion of portions of their respective shares of distributed Ansett Claims and Boeing Claims into Convertible Notes pursuant to the Note Purchase Agreement and also through deemed contributions to the Company described in Section 1.7.7(b) of this Agreement. In consideration for such Capital Contributions, each such Member shall be, and hereby is, issued that number of Class D Units as is set forth opposite their respective names on such Exhibit A-4.

         2.5.2 Series D Assets. The portions of the Ansett Claims and/or Boeing Claims received by the Company in connection with Capital Contributions made, or deemed made pursuant to this Section 2.5 shall be utilized by the Company to purchase the Convertible Notes and the Warrants pursuant to the terms and conditions of the Note Purchase Agreement, such purchase to be accomplished through conversion of such portions of the Ansett Claims and/or Boeing Claims into the Convertible Notes and Warrants pursuant to the terms thereof. The Convertible Notes and the Warrants, as well as any income or proceeds therefrom, in addition to any assets acquired from investment and/or reinvestment of the same, hereby are assigned to Series D of the Company.

     2.6. Additional Capital Contributions.

         2.6.1 General. Except as otherwise provided hereunder, no Member shall be required to make additional Capital Contributions to the Company. Except as provided in Section 2.6.2, below, in the event that the Managing Member determines to seek additional funds in connection with the Company's activities, investments or businesses, the Company shall be authorized upon consent of a Majority in Interest of the Members to issue any additional Units, including any Class A, Class B Class C or Class D Units and/or such additional classes or series of Units, and/or other securities convertible, exercisable or exchangeable into such Units, to one or more existing or new Members or other Persons, upon such terms and conditions, and in consideration for such Capital Contributions or other investments of proceeds or amounts, as shall be determined by the Managing Member (and approved by a Majority in Interest of the Members) to be in the best interests of the Company and its Members. The Managing Member shall be, and hereby is, authorized to adopt such amendments to this Agreement as shall be necessary or appropriate in order to evidence or reflect any such additional issuances of Units. Any such additional issuances of Units shall not dilute the interests of the Class M Member in the distributions and Net Profits or Net Losses of the Company or any Series.


                              Page 42 of 72 Pages

         2.6.2 Pro Rata Offering.

               (a) The Class A Units, Class B Units, Class C Units and the Class D Units have been issued to each of the Members in those proportions as are set forth on Exhibit A-1, Exhibit A-2, Exhibit A-3 and Exhibit A-4, attached hereto. Any subsequent issuances of Units (in one or more classes), and/or securities or instruments exercisable, convertible or exchangeable into such Units, with respect to either Series A, Series B, Series C or Series D shall, in each case, be first offered on a pro rata basis to the existing Members holding Units with respect to such Series (as the case may be), based on their relative numbers of Units held with respect to such Series. Any subsequent issuances of Units in one or more additional classes with respect to any additional Series of the Company (i.e., other than Series A, Series B, Series C or Series D) pursuant to Section 2.6.1, above, shall be first offered to existing holders of Class A Units on a pro rata basis, based upon such holders' relative holdings of total Units (regardless of class) vis-a-vis each other.

               (b) In any case in which additional Units in the Company are required to be offered to one or more existing Members of the Company pursuant to Section 2.6.2(a), above, such offering to such Members shall be accomplished through provision of written notice by the Managing Member to such Members with a description of the terms and conditions pertaining to such offering (an "Offering Notice"). Any Units not subscribed for by such Member within ten (10) days (the "Offering Period") of having received an Offering Notice, shall be reallocated among the other Members who are entitled to such preemptive right on a pro rata basis (based again upon their relative holdings of the relevant Units vis-a-vis each other), and any such Units not subscribed to by such Members within ten (10) days of the expiration of the Offering Period shall, in the Managing Member's determination, be issuable to additional Members in accordance with Section 2.6.1, above.

         2.6.3 Additional Capital to Fund HHI Loans and/or Expenses. Each of the Members acknowledges and agrees that the Company has loaned (and/or may lend) certain funds to HHI and/or one or more of its Affiliates in order to fund certain expenses in connection with the Bankruptcy (the "HHI Loans"), which loans shall be evidenced by promissory notes and/or other evidences of indebtedness to be issued to the Company. It is also acknowledged and agreed that the Company will incur, and has incurred, with respect to each Series, various out-of-pocket costs and expenses which are necessary or incidental to its activities as described in Section 1.7, above (including legal, accounting, etc.), such amounts to be allocated among such Series as reasonably determined by the Managing Member. In the event the Managing Member determines to fund an HHI Loan and/or has incurred or will incur such costs and expenses, the Managing Member shall submit a written notice to each of the Members setting forth (in the case of an HHI Loan) the main terms and conditions thereof, including the aggregate principal amount of such HHI Loan, the amount and type of such costs and expenses, and each Member's pro rata share thereof (which pro rata shares shall be based on each Member's holdings of Units with respect to each relevant Series to which such items relate as of such time). Within five (5) days of receipt of such notice, each of the Members agrees to make a Capital Contribution to the Company in an amount equal to such Member's pro rata share of the amount set forth in such notice. Any such Capital Contributions made by the Members pursuant to this Section 2.6.3 shall be deemed to be additional to the Member's original Loan Capital which shall be returned to such Member pursuant to the provisions of Section 4.6, below. Notwithstanding the foregoing, the aggregate amount of additional Capital Contributions from Members described in this Section 2.6.3 and in Section 2.2.3, above, shall not exceed Four Million Dollars ($4,000,000) in the aggregate without the approval of all of the Members.


                              Page 43 of 72 Pages

     2.7. Default in Capital Contribution Obligation. In the event that any Member does not fund the entire amount of its pro rata share of any additional Capital Contributions required to be made pursuant to this Agreement, the Managing Member, in its discretion, may elect to provide the other Members with the opportunity during the ten (10) day period thereafter, and with the consent of the Managing Member, to fund that Member's portion of such Capital Contribution. Any portion so funded by such other Member(s) pursuant to this
Section 2.7 shall be deemed to be a loan from such other Member(s) to the defaulting Member, such deemed loan to bear interest at the rate of fifteen percent (15%) per annum, compounded annually (or, if lower, the highest rate permitted by Applicable Law), and such deemed loan (both principal and accrued interest thereon) to be repayable upon demand by such other Member(s), it also being hereby agreed that any such amounts (both principal and accrued interest thereon) may be repaid in whole or part, upon request of such other Member(s) by direct payment to such other Member(s) from the Company of the first dollars which otherwise would be distributable to such defaulting Member pursuant to this Agreement. Notwithstanding the foregoing, nothing herein shall limit the Company's and/or other Member's remedies in law or equity or otherwise vis-a-vis such defaulting Member with respect to any defaults pursuant to this Agreement. The provisions of this Section 2.7 shall not apply with respect to any Capital Contributions described in Sections 2.6.3 or 2.2.3, above, to the extent that such Capital Contributions would cause the amount of all such Capital Contributions pursuant to Section 2.6.3, above, to exceed Four Million Dollars ($4,000,000).

     2.8. No Withdrawal; No Interest. Except as otherwise provided hereunder, no Member shall demand or be entitled to receive a return of or interest on any portion of its Capital Contributions or Capital Account and no Member shall withdraw any portion of its Capital Contributions or Capital Account or receive any distributions from the Company as a return of capital on account of such Capital Contributions or Capital Account.

     2.9. Member Loans. No Member shall be required to make any loans or otherwise lend any funds to the Company.

     2.10. Liability of Members. Except as otherwise required by any non-waivable provision of the Delaware Act or other Applicable Law and except as provided hereunder or in other agreements between the Company and one or more Members or their affiliates: (1) no Member shall be personally liable in any manner whatsoever for any debt, liability or other obligation of the Company, whether such debt, liability or other obligation arises in contract, tort, or otherwise; and (2) no Member shall in any event have any liability whatsoever in excess of (a) the amount of its Capital Contributions or (b) its share of assets and undistributed profits of the Company, if any.

     2.11. No Right of Partition. No Member shall have the right to seek or obtain partition by court decree or operation of law of any Company property, or the right to own or use particular or individual assets of the Company.

     2.12. Title to Assets. The assets of the Company shall be deemed to be owned by the Company as an entity, and no Member or Managing Member, individually, or collectively, shall have any ownership interest in such assets or any portion thereof and legal title to such assets shall be held in the name of the Company.

     2.13. Uncertificated Interests. Unless otherwise determined by the Managing Member, the Membership Interests in the Company shall not be represented by any form of certificate. Without limitation to any other provision hereunder, the Members hereby authorize the Managing Member


                              Page 44 of 72 Pages
to, from time to time, update Exhibits A-1, A-2 and/or A-3 to reflect changes in the Members' and/or the outstanding membership interests in the Company and/or Capital Accounts of such Members, in each case only to the extent such updates accurately reflect changes and events done in accordance with the terms and conditions of this Agreement.

                                   ARTICLE 3
                   MANAGEMENT OF THE COMPANY; RELATED MATTERS

     3.1. Authority of the Managing Member/Ratification of Acts.

         3.1.1 General. Except as otherwise provided in this Agreement, the manager of the Company (the "Managing Member") shall have the exclusive right and authority to manage and control the business of the Company and each Series. The Managing Member shall have the authority and power on behalf and in the name of the Company and each Series to perform all acts and enter into and perform all contracts and other undertakings which it may deem necessary, advisable, or incidental to the purposes of the Company, including, but not limited to, the authority and power to participate in the management of HHI and/or its Affiliates in such manner as the Managing Member may determine.

         3.1.2 Certification. Any Person dealing with the Company or the Managing Member may rely upon a certificate signed by the Managing Member, thereunto duly authorized, as to (a) the identity of the Managing Member or any Member hereof; (b) the existence or non-existence of any fact or facts which constitute a condition precedent to acts by the Managing Member or in any other manner germane to the affairs of the Company; (c) the identity of Persons who are authorized to execute and deliver any instrument or document of or on behalf of the Company; or (d) any act or failure to act by the Company or any other matter whatsoever involving the Company or any Member. Except as expressly set forth to the contrary in this Agreement, the Members, in their capacities as such, shall have no part in the management of or authority to act on behalf of the Company, and their Membership Interests shall, in all respects, be nonvoting and shall not confer any consent or approval rights.

     3.2. Appointment, Resignation, etc. of the Managing Member.

         3.2.1 Initial Appointment. The initial Managing Member of the Company and each Series shall be RC Management. The Managing Member shall serve as such until resignation or removal pursuant to the terms of this Agreement.

         3.2.2 Vacancies; Consequences of Removal or Resignation. Upon any removal of the Managing Member by vote of a Majority in Interest of the Members for Cause (as provided below), or upon any voluntary resignation of the Managing Member (other than such a voluntary resignation which is attributable to the death or permanent disability of Lawrence Hershfield), the Managing Member agrees to forfeit its Class M Units. Upon any other resignation or removal of the Managing Member (including any removal or resignation attributable to the death or permanent disability of Lawrence Hershfield), such resignation or removal shall not affect the Managing Member's rights with respect to any Units held as of such time by the Managing Member. Any such resignation will take effect upon receipt of such notice by the Company or at such later time, if any, as may be specified in such notice. Unless otherwise specified in the notice, the acceptance of the notice shall not be necessary in order to make it effective.


                              Page 45 of 72 Pages

         3.2.3 Removal of Managing Member. Any Managing Member may only be removed upon vote of a Majority in Interest of the Members for Cause. Upon the resignation or removal hereunder of the Managing Member, a successor Managing Member shall be nominated by a Majority in Interest of the Members and such nominee shall become a successor Managing Member upon acceptance of such nomination by such nominee. Except as otherwise provided in this Section 3.2, any removal or resignation of a Managing Member from its status as such pursuant to the provisions of this Section 3.2 shall not affect such Managing Member's rights to distributions and/or other rights, duties, privileges, preferences as a Member hereunder.

     3.3. Material Decisions. Notwithstanding any other provision contained herein, prior to the time the Company consummates the distribution described in
Section 4.6.2(a), neither the Managing Member, nor any officer or employee of the Company, shall have the authority to adopt any Material Decision for or on behalf of the Company without the prior written consent of a Majority in Interest of the Members. For this purpose, the term "Material Decision" shall consist of any of the following:

         3.3.1 Any sale of all or substantially all of the Company's assets, and/or any sale or exchange of any of the Securities to a third party purchaser;

         3.3.2 Any dissolution, consolidation or other reorganization involving the Company;

         3.3.3 The merger, combination or consolidation of the Company with any other legal entity, the formation of any subsidiary by the Company, or the acquisition of any interest in any other corporation, limited liability company, partnership or other legal entity;

         3.3.4 Any issuance of additional Units or Membership Interests in either Series A, B, C or D (and/or any instruments convertible, exchangeable or exercisable for or into such Units or Membership Interests) to the extent such Units or Membership Interests rank senior in terms of liquidation preference to any Units existing with respect to such Series as of the Effective Date, provided, however, that the requisite approval for purposes of this provision shall be Majority in Interest of the Members holding such Units in the Series which otherwise would be impacted by such issuances.

         3.3.5 Any issuance of any additional Units or Membership Interests (provided, however, that, for the avoidance of doubt, the issuance of Class B, Class C and Class D Units, as described in Sections 2.3, 2.4 and 2.5, above, shall be, and hereby are acknowledged and approved, subject to the terms and conditions set forth thereunder).

         3.3.6 Any incurrence of a debt obligation or liability (other than loans described in Section 2.6.3, above) in a principal amount of in excess of Two Hundred and Fifty Thousand Dollars ($250,000), and/or the issuance of any guaranty or indemnity in an amount in excess of Two Hundred and Fifty Thousand Dollars ($250,000).

         3.3.7 Establishment of any reserves (when calculating Distributable Amounts) of more than One Million Dollars ($1,000,000) in the aggregate (provided, however, that this Section 3.3.7 shall not apply with respect to any amounts described in Section 3.9, below).

         3.3.8 The investment or reinvestment of any income or proceeds derived from the Securities in any investments other than Permitted Investments. For this purpose, the term


                              Page 46 of 72 Pages

"Permitted Investments" shall mean investments in (a) direct obligations of the United States of America or obligations of any agency or instrumentality thereof which mature not later than one year from the date of acquisition thereof or (b) money market deposit accounts, checking accounts, savings accounts, or certificates of deposit, or other time deposit accounts which mature not later than one year from the date of acquisition thereof which are issued by a commercial bank or savings institution organized under the laws of the United States of America or any state thereof.

         3.3.9  Any  change  to  the   classification   of  the   Company  as  a
"partnership" for US and applicable state tax purposes.

         3.3.10 Any transactions between the Company and any Member and/or an Affiliate of any Member.

     3.4. Standards of Care; Liability and Indemnification.

         3.4.1 Standards of Care. The duty of care of any Managing Member or Member in the discharge of his, her or its duties, in his, her or its capacity as such, to the Company and its Members is limited to acting in good faith and in a manner reasonably believed to be in the best interests of the Company. No Managing Member or Member will be liable to the Company or to any Member for any act or failure to act pursuant to this Agreement or otherwise if he, she or it acted in good faith and reasonably believed that such act or failure to act was in the best interests of the Company.

         3.4.2 Indemnification.

               (a) Each Series of the Company shall indemnify, defend and hold harmless, each Managing Member and Member associated with such Series, their respective affiliates and subsidiaries, and any and all members, officers, directors, employees, and agents of any of the foregoing (each individually, an "Indemnitee") to the fullest extent permitted by law from and against any and all losses, claims, demands, costs, damages, liabilities, joint or several, expense of any nature (including attorneys' fees and disbursements), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative with respect to such Series and in which the Indemnitee may be involved, or threatened to be involved as a party or otherwise, relating to the performance or nonperformance of any act concerning the activities of the Company, if (i) the Indemnitee acted in good faith and in a manner it believed to be in, or not contrary to, the best interests of the Company and the Members associated with such Series, and (ii) the Indemnitee's conduct did not constitute fraud, gross negligence or willful misconduct. The termination of an action, suit or proceeding by judgment, order, settlement, or upon a plea of nolo contendere or its equivalent, shall not, in and of itself, create a presumption or otherwise constitute evidence that the Indemnitee acted in a manner contrary to that specified in clauses (i) or (ii) above. Any indemnification provided hereunder shall be satisfied solely out of the assets of the relevant Series of the Company, as an expense of such Series. Except as set forth in Section 3.4.2(b), below, no Member shall be subject to personal liability by reason of these indemnification provisions. The provisions of this Section 3.4.2 are for the benefit of the Indemnitees and shall not be deemed to create any rights for the benefit of any other Person.

               (b)  Notwithstanding  the  foregoing,   but  subject  to  Section
3.4.2(c), below, in the event that any of the assets of any Series shall be insufficient to satisfy any indemnification


                              Page 47 of 72 Pages
obligation to any Indemnitee pertaining to such Series pursuant to the preceding paragraph, each of the Members associated with such Series (as the case may be) agrees, to the extent of the amount of any cash and/or the value of any assets distributed to each such Member pursuant to Section 4.6.3, Section 4.6.4 or
Section 4.6.5, below, as the case may be (the value of such assets being measured as of the time that the plan of reorganization in connection with the Bankruptcy shall have become final and effective), to defend and hold harmless, each Indemnitee from and against any and all losses, claims, demands, costs, damages, liabilities, joint or several, expense of any nature (including attorneys' fees and disbursements), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, in which the Indemnitee may be involved, or threatened to be involved as a party or otherwise, relating to acquisition, disposition or settlement of any of the claims against HAL and/or the other claims and assets contemplated in Section 1.7 of this Agreement, provided, however, that (i) the Indemnitee acted in good faith and in a manner it believed to be in, or not contrary to, the best interests of such Series, and
(ii) the Indemnitee's conduct did not constitute fraud, gross negligence or willful misconduct. The termination of an action, suit or proceeding by judgment, order, settlement, or upon a plea of nolo contendere or its equivalent, shall not, in and of itself, create a presumption or otherwise constitute evidence that the Indemnitee acted in a manner contrary to that specified in clauses (i) or (ii) above.

               (c) The amount of any distribution required to be returned to the Company pursuant to Section 3.4.2(b), above, by the Class A Members attributable to Series A shall not, in the aggregate, exceed an amount equal to Thirty Million Dollars ($30,000,000). The amount of any distribution required to be returned to the Company pursuant to Section 3.4.2(b), above, by the Class B Members attributable to Series B shall not, in the aggregate, exceed an amount equal to Thirty Million Dollars ($30,000,000). The amount of any distribution required to be returned to the Company pursuant to Section 3.4.2(b), above, by the Class C Members attributable to Series C shall not, in the aggregate, exceed an amount equal to Thirteen Million Dollars ($13,000,000).

         3.4.3 Reliance. The Managing Member and each Member will be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by its officers, employees, or by any other person, as to matters such person reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company including information, opinions, reports regarding the value and amount of the assets, liabilities, profits or losses of the Company or any other facts pertinent to the existence and amount of assets from which distributions to Members may be paid.

     3.5. Contractual Authority. Only the Managing Member (acting through its authorized individuals) and/or any other individuals associated with the Company who have been given authority by the Managing Member to do so may execute on behalf of the Company any note, mortgage, evidence of indebtedness, contract, certificate, statement, conveyance, or other instrument in writing, or any assignment or endorsement thereof. Any person dealing with the Company or the Managing Member may rely upon a certificate signed by any of the members of the Managing Member as to (a) the identity of the Managing Member or any other Member of the Company, (b) the persons who are authorized to execute and deliver any instrument or document for or on behalf of the Company or (c) any act or failure to act by the Company or as to any other matter whatsoever involving the Company or any Member.

     3.6. Outside Activities; Non-Competition.


                              Page 48 of 72 Pages

         3.6.1 Outside Activities. The Managing Member and its Principals shall devote to the Company such time as may be necessary for the performance of its duties hereunder, but neither the Managing Member nor its Principals shall be expected to devote its full time to the performance of such duties. Notwithstanding the foregoing, however, the Managing Member agrees that for so long as it is the Managing Member, it shall cause the Principals to collectively expend a significant portion of their business time towards the activities and business of the Company. Except as otherwise provided in Section 3.6.2, below, neither the Managing Member, nor any of its partners, members, managers, officers or employees (nor any affiliates of such persons) shall be restricted from creating, or acting (in each case, either directly or indirectly) as a general partner, manager, or advisor for, any other partnership or entity, including a partnership or entity which operates or invests in securities and/or otherwise operates or invests in areas which may be competitive with the activities of the Company, and neither the Company nor any of its Members shall have any rights or interests with respect to such other partnerships or entities. Neither the Managing Member nor any of its members, managers, officers, or employees shall be obligated to present any particular investment or other opportunity to the Company or any of its Members.

         3.6.2 Non-Competition.

               (a) General. Except as may be approved in advance by each of the Members, and except as provided in Section 3.6.2(b), below, and otherwise without limitation upon the terms and conditions of any other agreement entered into by and between any Member and the Company, during the time each of the Members holds any Units hereunder, such Member agrees that neither he, she or it, nor his, her or its controlled or commonly controlled affiliates or agents, shall, directly or indirectly, own, manage, operate, control, be employed by, or participate in (nor will they solicit, entertain or negotiate any transactions involving) the ownership or management or control of, or be connected or associated in any way with (whether as an investor, partner, lender, director, officer, manager, employee, consultant, representative, agent or otherwise), any transaction, person or entity (other than through Membership Interest in the Company) which is engaged in a business or activity involving investment in or in connection with Securities issued by, or any transactions involving HHI and/or its Affiliates.

               (b) Certain Exceptions and Related Transactions. Without limitation to any of the foregoing, each of the Members hereby acknowledges and agrees that, the Managing Member, and/or its Principals and/or the principals of any Member, may from time to time, serve in the capacity as a director, officer or other similar capacity with respect to HHI and/or its Affiliates, and that such service is hereby approved and ratified. It is further acknowledged and agreed that any fees or equivalent compensation received by any such person for serving in such capacity with respect to HHI and/or its Affiliates shall be solely for the account of the individual(s) serving in such capacity, provided, however, that such fees are reasonable in amount and scope. It is further acknowledged and agreed that, notwithstanding the foregoing provisions, nothing in this Section 3.6 shall be deemed to prohibit a Member from continuing to own, or from disposing of, for his, her or its own account, nor shall the Stockholder's Agreement apply to, any securities issued by HHI and/or its Affiliates to the extent such securities were acquired on or prior to June 1, 2004, nor shall it prohibit any Members from buying and selling shares of common stock of HHI in public market transactions (e.g., in transactions not involving restricted securities). In addition, none of the Members shall be prohibited from purchasing, in one or more transactions, any claims, choses in action, or other similar items with respect to HHI and/or its Affiliates, provided that (i) no such claims or choses in action relate to any aircraft leases and/or the negotiation, renegotiation or rejection of the same, and (ii) that all such claims or choses in actions purchased by any such


                              Page 49 of 72 Pages

Member and/or its affiliate, in the aggregate, do not have a face amount of more than Five Million Dollars ($5,000,000).

     3.7. Public Reporting Obligations.

         3.7.1 Each of the parties to this Agreement acknowledges and agrees that the Company, the Managing Member and/or each of the Members may be subject to various reporting, filing or other informational requirements which may be imposed from time to time pursuant to Applicable Law, including but not limited to one or more periodic or other reports which may be required to be filed with one or more governmental securities agencies (or other Persons) with respect to the Company's acquisition and ownership of Securities issued by HHI and/or their respective intentions with respect thereto (including, for example, any filing required under the Exchange Act and/or the rules promulgated thereunder).

         3.7.2 Notwithstanding the provisions of Section 10.2 below, the Managing Member shall be authorized to take such actions, and execute and deliver such documents, instruments, forms or other materials as may be necessary or appropriate in connection with such requirements, and each of the Members agrees to reasonably cooperate with the Managing Member upon request in connection therewith, including but not limited to, providing the Managing Member with such information as shall be necessary or appropriate in connection with any such requirements. Each of the Members also agrees to timely comply with any requirements described in this Section 3.7 which may be applicable from time to time to such Member.

     3.8. Short Position Agreement. Notwithstanding any other provision hereunder, beginning as of the Effective Date hereof and ending upon the date which is thirty five (35) days following the date on which the plan of reorganization with respect to the Bankruptcy shall have become effective and final, each of the Members agrees not to (and agrees to cause its Affiliates to not) sell short, enter into an offsetting notional principal contract, sell on a forward basis, collar or enter into similar transactions with respect to HHI common stock. Notwithstanding the preceding sentence, however, with respect to Deutsche Bank AG and its Affiliates, the limitation of this Section 3.8 shall only apply to any account, interest or position of Deutsche Bank AG or its Affiliates which is managed or controlled (directly or indirectly) by QVT Financial LP or its Affiliates (a "QVT Controlled-Account"), provided, however, that QVT Financial LP, Deutsche Bank AG (in its capacity as a Member hereunder), and their respective Affiliates, maintain an "ethical wall" between such QVT Controlled-Accounts and such other accounts, interests or positions such that such other accounts, positions, investments or interests do not utilize, consider or receive any information relating to any position, interest or investment with respect to any QVT Controlled-Account (including the existence of such position), directly or indirectly, in connection with its entering into any transactions described in this Section 3.8. Nothing in this provision shall, however, prevent a Member or their Affiliates from selling, Securities which such Member or Affiliate (as the case may be) owns, in compliance with Applicable Law.

     3.9. Litigation Reserve Fund; Related Actions. Without limitation on any other provision of this Agreement (including but not limited to Section 3.4.2, above), the Managing Member shall be, and hereby is, authorized to fund and/or reserve for, in whole or in part, the costs, and reasonably anticipated potential costs, of defending against, preparing to defend against, and/or taking such other actions as may be necessary or advisable in connection with or in light of any claims, proceedings, suits, allegations or similar actions asserted, threatened or potentially assertable by any shareholders of HHI and/or any other third parties (collectively, the "Potential


                              Page 50 of 72 Pages

Actions") in connection with the Company's purchase of one or more claims as described in Section 1.7, above, and/or any other activities relating thereto, either through Capital Contributions from the Class B Members, Class C Members and/or Class D Members described in Section 2.6.3, above, and/or through one or more reserves (established either in calculation of any Distributable Amounts hereunder or otherwise) deemed reasonably appropriate by the Managing Member from time to time. Without limitation on any of the other provisions hereof, the Managing Member shall be, and hereby is authorized, to prepare, prosecute, settle, and/or to take such additional actions (including retention of legal counsel) as may be advisable in connection with any such Potential Actions, and shall keep each of the Members apprised of any developments in connection therewith. Each of the Members and their respective Affiliates agrees not to participate in any suit, claim or other proceeding (including but not limited to derivative or other similar actions, and whether in their respective capacities as Members, shareholders or otherwise) against or with respect to which the Company, the Managing Member, the Principals, or their respective affiliates are adverse, involving any Potential Actions or similar claims.

                                   ARTICLE 4
                 CAPITAL ACCOUNTS, DISTRIBUTIONS AND ALLOCATIONS

     4.1. Capital Accounts. A capital account for each Member (the "Capital Accounts") will be established on the Company's books and records. The Capital Accounts will be maintained in accordance with the following provisions:

         4.1.1 To each Member's Capital Account there shall be added (a) such Member's Capital Contributions (net of any liabilities encumbering such asset that is transferred to the Company within the meaning of Code Section 752), and
(b) such Member's allocable share of Net Profits and any items in the nature of income or gain that are specially allocated to such Member pursuant to Sections
4.2 or 4.3 hereof, or other provisions of this Agreement.

         4.1.2 From each Member's Capital Account there shall be subtracted (a) the amount of (i) cash and (ii) the Book Value of any Company assets (other than cash) distributed to such Member (net of any liabilities encumbering such asset that is transferred to the Member within the meaning of Code Section 752) pursuant to any provision of this Agreement, and (b) such Member's allocable share of Net Losses and any other items in the nature of expenses or losses that are specially allocated to such Member pursuant to Sections 4.2 or 4.3 hereof, or other provisions of this Agreement.

         4.1.3 In the event any Interest in the Company is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

         4.1.4 The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Sections 1.704-1(b) and 1.704-2 and shall be interpreted and applied in a manner consistent with such Regulations.

     4.2. Allocations. After giving effect to the special allocations set forth in Section 4.3, below, and except as may otherwise be provided in this Agreement, Net Profits or Net Losses (or any items thereof) for any period, and which are allocable to each Series, shall be allocated at the end of the Company's fiscal year and at such times as the Book Values of any Company asset held


                              Page 51 of 72 Pages
within each such Series is adjusted pursuant to Section 1.1.8, above, among the Members associated with such Series, as follows:

         4.2.1 All such Net Profits and all Net Losses (or items thereof) which are allocable to each particular Series shall be allocated among the Members associated with such Series so as to, as nearly as possible, increase or decrease, as the case may be, each Member's Capital Account balance to the extent necessary such that each such Member's Capital Account is equal to the amount that such Member would receive if each such Series were dissolved, their assets sold for their respective Book Values, their liabilities satisfied in accordance with their terms and all remaining amounts in each such Series were distributed to the Members in accordance with Section 4.6, below (as pertains to each such Series), immediately after making such allocations. The intent of the foregoing allocation is to comply with Regulations Section 1.704-1(b) and to ensure that the Members receive allocations of Net Profits and Net Losses (and items thereof) pursuant to this Section 4.2.1 in accordance with their relative economic interests in the Company.

         4.2.2 If the Capital Accounts of the Members are in such ratios or balances that distributions in the manner set forth in Section 4.2.1, above, would not be in accordance with the positive Capital Account balances of the Members with respect to such Series, such failure shall not affect or alter the distributions set forth hereunder; instead, the Managing Member will have the authority to reasonably make other allocations and/or re-allocations of Net Profits or Net Losses (or items thereof, including unrealized appreciation and/or other similar items) among the Members in a manner which will result in such Capital Accounts of each Member having a balance prior to such distributions equal to the distributions to be received by the Member in accordance with the provisions of this Section 4.2.

         4.2.3 The Managing Member shall have the authority, exercisable in its reasonable discretion, to allocate overhead and other general expenses or costs incurred by the Company, and/or other similar income items, to each particular Series in a manner reasonably approved by the Managing Member and consistently applied.

     4.3. Regulatory Allocations. Notwithstanding the foregoing provisions of this Article 4, the following special allocations shall be made in the following order or priority:

         4.3.1 If there is a net decrease in Company Minimum Gain with respect to any Series during a Company taxable year, then each Member associated with such Series shall be allocated items of Company income and gain with respect to such Series for such taxable year (and, if necessary, for subsequent years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain with respect to such Series, determined in accordance with Regulations
Section  1.704-2(g)(2)  as if such  Series were a separate  "partnership."  This
Section 4.3.1 is intended to comply with the minimum gain chargeback requirement of Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

         4.3.2 If there is a net decrease in Member Minimum Gain with respect to any Series attributable to a Member Nonrecourse Debt with respect to such Series during any Company taxable year, each Member associated with such Series who has a share of the Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(5) as if each Series were a separate "partnership," shall be specially allocated items of Company income and gain with respect to such Series for such taxable year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in


                              Page 52 of 72 Pages

Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in a manner consistent with the provisions of Regulations Section 1.704(g)(2) as if such Series were a separate "partnership." This Section 4.3.2 is intended to comply with the partner nonrecourse debt minimum gain chargeback requirement of Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

         4.3.3 If any Member associated with any Series unexpectedly receives an adjustment, allocation, or distribution of the type contemplated by Regulations
Section 1.704-1(b)(2)(ii)(d)(4), or (5) or (6), items of income and gain shall be allocated to all such Members associated with such Series (in proportion to the amounts of their respective adjusted capital account deficits with respect to such Series) in an amount and manner sufficient to eliminate the adjusted capital account deficit of such Member with respect to such Series as quickly as possible. It is intended that this Section 4.3.3 qualify and be construed as a "qualified income offset" within the meaning of Regulations Section 1.704-1(b)(2)(ii)(d).

         4.3.4 If the  allocation of Net Loss to a Member as provided in Section
4.2 hereof would create or increase an adjusted capital account deficit with respect to any Series, then to the extent possible there shall be allocated to such Member only that amount of Net Loss as will not create or increase an adjusted capital account deficit with respect to any such Series. The Net Loss that would, absent the application of the preceding sentence, otherwise be allocated to such Member shall be allocated to the other Members associated with such Series in accordance with their relative holdings of membership interests, subject to the limitations of this Section 4.3.4.

         4.3.5 The Nonrecourse Deductions for each taxable year of the Company with respect to each Series shall be allocated to the Members associated with such Series in a manner permitted by the Code and Regulations, as reasonably determined by the Managing Member.

         4.3.6 The allocations set forth in this Sections 4.3 (the "Regulatory Allocations") are intended to comply with certain requirements of Regulations Sections 1.704-1(b) and 1.704-2(i) as if each Series were a separate "partnership." Notwithstanding the provisions of Section 4.2, the Regulatory Allocations made with respect to any particular Series shall be taken into account in allocating other items of income, gain, loss and deduction with respect to such Series among the Members associated with such Series so that, to the extent possible, the net amount of such allocations of other items and the Regulatory Allocations to each Member with respect to such Series shall be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred.

     4.4. Tax Allocations.

         4.4.1 Except as provided in Section 4.4.2 hereof, for income tax purposes under the Code and the Regulations each Company item of income, gain, loss and deduction with respect to each Series shall be allocated between the Members associated with such Series as its correlative item of "book" income, gain, loss or deduction is allocated pursuant to this Article 4.

         4.4.2 Tax items with respect to Company assets that are contributed to the Company and/or any Series with a Book Value that varies from its basis in the hands of the contributing Member immediately preceding the date of contribution shall be allocated between the Members for income tax purposes pursuant to Regulations promulgated under Code Section 704(c) so as to take into account such variation. Each Series holding such property shall account for such


                              Page 53 of 72 Pages
variation under the "traditional method," and/or such other permitted methods elected by the Managing Member. If the Book Value of any Company asset with respect to any Series is adjusted pursuant to Section 1.1.8, subsequent allocations of income, gain, loss and deduction with respect to such Company asset shall take account of any variation between the adjusted basis of such Company asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c) and the Regulations promulgated thereunder. Allocations pursuant to this Section 4.4.2 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Profits, Net Losses and any other items or distributions pursuant to any provision of this Agreement.

     4.5. Other Provisions.

         4.5.1 For any fiscal year during which any part of a Membership Interest or Economic Interest is transferred between the Members or to another Person, the portion of the Net Profits, Net Losses and other items of income, gain, loss, deduction and credit that are allocable with respect to such part of a Membership Interest or Economic Interest shall be apportioned between the transferor and the transferee under any method allowed pursuant to Section 706 of the Code and the applicable Regulations as determined by the Managing Member.

         4.5.2 In the event that the Code or any Regulations require allocations of items of income, gain, loss, deduction or credit different from those set forth in this Article 4, the Managing Member is hereby authorized to make new allocations in reliance on the Code and such Regulations, and no such new allocation shall give rise to any claim or cause of action by any Member. The Managing Member will utilize its reasonable best efforts to, to the extent practicable, avoid causing the Company to recognize "unrelated business taxable income" within the meaning of Sections 511 through 514 of the Code.

     4.6. Distributions.

         4.6.1 Tax Distributions.

               (a) The Company, to the extent of any Distributable Amounts with respect to any Series, may, in the discretion of the Managing Member, make distributions to the Members associated with such Series, pro rata to the taxable income expected to be allocated to them in that year, as soon as is practicable following the close of each calendar year in amounts up to the Presumed Tax Liability with respect to each such Member relating to such calendar year (as estimated by the Managing Member based on the results of such calendar year). Any amounts distributed to a Member pursuant to this Section
4.6.1 shall be treated as a dollar-for-dollar advance against the first amounts otherwise distributable to such Member pursuant to the other provisions of this
Section 4.6.

               (b) The term "Presumed Tax Liability" means, with respect to any Member, with respect to any particular period, an amount equal to the product of the excess, if any, of the cumulative amount of income and gain items of the Company which are reported or reportable on the Schedule K-1 (IRS Form 1065) with respect to such Member for such period, over the sum of the deduction and loss items of the Company reported or reportable on such Schedule K-1 for such period, and 0.35.

         4.6.2 Series A Distributions. The Company shall make distributions with respect to Series A as follows:


                              Page 54 of 72 Pages

               (a) As soon as is practicable following the date upon which the plan of reorganization for HAL in connection with the Bankruptcy shall have become effective and final, the Company shall, subject to compliance with Applicable Law (which, in the case of US and applicable state securities laws, shall mean receipt of appropriate representations and warranties from any Member receiving such distributions of Securities), distribute ninety percent (90%) of the Securities then held by the Company with respect to Series A to the Members holding Class A Units (such Securities to be distributed among such Members in accordance with their respective holdings of Class A Units). In the event any such Securities are sold prior to the distribution of such Securities described in this paragraph 4.6.2(a), ninety percent (90%) of the net proceeds of sale shall, subject to Applicable Law, be distributed pro-rata to the Class A Members following consummation of each such sale, based upon their relative holdings of Class A Units. Following the consummation of the distributions in this Section 4.6.2(a), any further interest of the Class A Member's in and to such Securities and/or any proceeds from the disposition thereof shall be as described in
Section 4.6.2(b), below.

               (b) All other Distributable Amounts with respect to Series A which consist of either the remaining ten percent (10%) of such Securities and/or the proceeds from the disposition of such Securities shall, except as otherwise described hereunder, be distributed among the Members in the following order and priority:

                    (i) First, to the Class A Members in an amount equal to the excess of (1) ten percent (10%) of the aggregate Capital Contributions made to the Company by the Class A Members pursuant to Sections 2.2.1 and 2.2.2, over
(2) the amounts previously distributed to the Class A Members pursuant to this subsection 4.6.2(b)(i) (such amounts so distributed to be allocated among each Class A Member based on the number of Class A Units held by each such Member);

                    (ii) Then, all remaining amounts with respect to such Series shall thereafter be distributed solely to the Class M Member.

               (c) Except as described in paragraph 4.6.2(d), below, all other Distributable Amounts with respect to Series A which consist of amounts other than the Securities and/or the proceeds of any disposition of any Securities (including, but not limited to, any such amounts which are attributable to fees, or other consulting or similar income earned by the Company from time to time) shall be distributed first to the Class A Members in proportion to and to the extent of each such Class A Member's unreturned Loan Capital which is attributable to Series A expenses and costs described in Section 2.6.3, above, and then any such remaining amounts shall be distributed ninety percent (90%) to the Class A Members (such distributions to be pro rata amongst all such Class A Members based upon the relative number of Class A Units held by each) and ten percent (10%) to the Class M Member.

               (d) Any Distributable Amounts with respect to Series A which consist of proceeds from the repayment to the Company of any HHI Loans shall be distributed to the Class A Members in proportion to and to the extent of the excess of each such Member's Loan Capital, over the amount previously distributed to such Member pursuant to this Section 4.6.2(d). Notwithstanding the foregoing, the Managing Member shall have the discretion to apply any proceeds towards the return of any Loan Capital pursuant to this Section 4.6.2(d) to such Members upon the sale of any Securities.


                              Page 55 of 72 Pages

               (e) In the event  that,  on or before the date which is the fifth
(5th)  annual  anniversary  of the  Effective  Date,  the  Company  has not made distributions to the Class A Members in the full amount described in Section 4.6.2(b)(i), above, the Company shall, as soon as is practicable following such fifth annual anniversary (and subject to Applicable Law), make such distributions with respect to Series A, through sales of Securities or otherwise.

         4.6.3 Series B Distributions. The Company shall make distributions with respect to Series B as follows:

               (a) As soon as is practicable following the date upon which the plan of reorganization for HAL in connection with the Bankruptcy shall have been approved (or, at such sooner time as shall be determined in the Managing Member's discretion), the Company shall, subject to compliance with Applicable Law (which, in the case of US and applicable state securities laws, shall mean receipt of appropriate representations and warranties from any Member receiving such distributions of Securities), distribute, in cash and/or in-kind, to the Members holding Class B Units an amount equal to ninety percent (90%) of the net value of Securities and other assets (including claims and related assets) then held by the Company with respect to Series B (such distributions to be allocated among all Class B Members on a pro rata basis in accordance with their respective holdings of Class B Units). In the event that any such Securities or other assets are sold (or, in the case of claims or similar assets, satisfied) prior to the distribution date for such Securities or other assets described in this Section 4.6.3(a), ninety percent (90%) of the net proceeds thereof shall, subject to Applicable Law, be distributed pro-rata to the Class B Members following consummation of each such sale, based upon their relative holdings of Class B Units. Following the consummation of the distributions in this Section 4.6.3(a), any further interest of the Class B Member's in and to such Securities and/or other assets (and/or any proceeds from the disposition thereof) shall be as described in Section 4.6.3(b), below.

               (b) All other Distributable Amounts with respect to Series B which consist of either the remaining ten percent (10%) of such Securities or other assets held by the Company with respect to Series B, and/or the proceeds from the disposition of such Securities or other assets, shall, except as otherwise described hereunder, be distributed among the Members in the following order and priority:

                    (i) First, to the Class B Members in an amount equal to the excess of (1) ten percent (10%) of the aggregate Capital Contributions made to the Company by the Class B Members pursuant to Sections 2.3, above, over (2) the amounts previously distributed to the Class B Members pursuant to this subsection 4.6.3(b)(i) (such amounts so distributed to be allocated among each Class B Member based on the number of Class B Units held by each such Member);

                    (ii) Then, all remaining amounts with respect to such Series shall thereafter be distributed solely to the Class M Member.

               (c) In the event  that,  on or before the date which is the fifth
(5th) annual anniversary of the Effective Date, the Company has not made distributions to the Class B Members in the full amount described in Section 4.6.3(b)(i), above, the Company shall, as soon as is practicable following such fifth (5th) annual anniversary (and subject to Applicable Law), make such distributions with respect to Series B, through sales of Securities or otherwise.


                              Page 56 of 72 Pages

         4.6.4 Series C Distributions. The Company shall make distributions with respect to Series C as follows:

               (a) As soon as is practicable following the date upon which the plan of reorganization for HAL in connection with the Bankruptcy shall have been approved (or, at such sooner time as shall be determined in the Managing Member's discretion), the Company shall, subject to compliance with Applicable Law (which, in the case of US and applicable state securities laws, shall mean receipt of appropriate representations and warranties from any Member receiving such distributions of Securities), distribute in cash and/or in-kind, to the Members holding Class C Units an amount equal to ninety percent (90%) of the net value of Securities and other assets (including claims and related assets) then held by the Company with respect to Series C (such distributions to be allocated among all Class C Members on a pro rata basis in accordance with their respective holdings of Class C Units). In the event that any such Securities or other assets are sold (or, in the case of claims or similar assets, satisfied) prior to the distribution date for such Securities or other assets described in this paragraph 4.6.4(a), ninety percent (90%) of the net proceeds thereof shall, subject to Applicable Law, be distributed pro-rata to the Class C Members following consummation of each such sale, based upon their relative holdings of Class C Units. Following the consummation of the distributions in this Section 4.6.4(a), any further interest of the Class C Member's in and to such Securities and/or other assets (and/or any proceeds from the disposition thereof) shall be as described in Section 4.6.4(b), below.

               (b) All other Distributable Amounts with respect to Series C which consist of either the remaining ten percent (10%) of such Securities or other assets held by the Company with respect to Series C, and/or the proceeds from the disposition of such Securities or other assets, shall, except as otherwise described hereunder, be distributed among the Members in the following order and priority:

                    (i) First, to the Class C Members in an amount equal to the excess of (1) ten percent (10%) of the aggregate Capital Contributions made to the Company by the Class C Members pursuant to Sections 2.4, above, over (2) the amounts previously distributed to the Class C Members pursuant to this subsection 4.6.4(b)(i) (such amounts so distributed to be allocated among each Class C Member based on the number of Class C Units held by each such Member);

                    (ii) Then, all remaining amounts with respect to such Series shall thereafter be distributed solely to the Class M Member.

               (c) In the event  that,  on or before the date which is the fifth
(5th)  annual  anniversary  of the  Effective  Date,  the  Company  has not made distributions to the Class C Members in the full amount described in Section 4.6.4(b)(i), above, the Company shall, as soon as is practicable following such fifth annual anniversary (and subject to Applicable Law), make such distributions with respect to Series C, through sales of Securities or otherwise.

         4.6.5 Series D Distributions. The Company shall make distributions with respect to Series D as follows:

               (a) As soon as is practicable following the date upon the execution of the Note Purchase Agreement by all parties thereto, the Company shall, subject to compliance with the terms of the Note Purchase Agreement, and subject to compliance with Applicable Law (which, in the case of US and applicable state securities laws, shall mean receipt of appropriate representations


                              Page 57 of 72 Pages
and warranties from any Member receiving such distributions of Securities), distribute in cash and/or in-kind, to the Members holding Class D Units an amount equal to ninety percent (90%) of the net value of Securities and other assets then held by the Company with respect to Series D (such distributions to be allocated among all Class D Members on a pro rata basis in accordance with their respective holdings of Class D Units). In the event that any such Securities or other assets are sold (or, in the case of claims or similar assets, satisfied) prior to the distribution date for such Securities or other assets described in this paragraph 4.6.5(a), ninety percent (90%) of the net proceeds thereof shall, subject to Applicable Law, be distributed pro-rata to the Class D Members following consummation of each such sale, based upon their relative holdings of Class D Units. Following the consummation of the distributions in this Section 4.6.5(a), any further interest of the Class D Members in and to such Securities and/or other assets (and/or any proceeds from the disposition thereof) shall be as described in Section 4.6.5(b), below.

               (b) All other Distributable Amounts with respect to Series D which consist of either the remaining ten percent (10%) of such Securities or other assets held by the Company with respect to Series D, and/or the proceeds from the disposition of such Securities or other assets, shall, except as otherwise described hereunder, be distributed among the Members in the following order and priority:

                    (i) First, to each of the Class D Members in an amount equal and in proportion to the excess of (1) the amounts set forth opposite each such Class D Member's respective names on Exhibit A-4, attached hereto, over (2) the amounts previously distributed to each such Class D Members pursuant to this subsection 4.6.5(b)(i);

                    (ii) Then, all remaining amounts with respect to such Series shall thereafter be distributed solely to the Class M Member.

               (c) Notwithstanding the foregoing, however, any interest accrued on the Convertible Notes and paid by HHI (other than pursuant to a conversion of the Convertible Notes into stock and/or a repayment in cash on an "as-converted" basis) shall be distributed solely to the Class D Members (pro rata to each based on the number of Class D Units held by each). For this purpose, the term "interest" shall not include any premium or other similar amounts paid by HHI upon retirement or repayment, in whole or part, of the Convertible Notes.

               (d) In the event  that,  on or before the date which is the fifth
(5th)  annual  anniversary  of the  Effective  Date,  the  Company  has not made distributions to the Class D Members in the full amount described in Section 4.6.5(b)(i), above, the Company shall, as soon as is practicable following such fifth annual anniversary (and subject to Applicable Law), make such distributions with respect to Series D, through sales of Securities or otherwise.

               (e) It is acknowledged and agreed that, pursuant to the Note Purchase Agreement, those portions of the Ansett Claim and Boeing Claim which are distributed to the Members as described in Exhibit B, attached hereto, and which are to be converted into Convertible Notes, are contemplated to be converted in manner such that the relative portions of such Convertible Notes shall be issued directly to each such Member. Following consummation of the conversion of such portions of the Ansett Claims and the Boeing Claims in such manner (i.e., such that 90% of the Convertible Notes are issued or otherwise transferred directly to such Members), the distributions described in Section 4.6.5(a), above, shall be deemed satisfied in full and any further distributions with respect to Series D shall be pursuant to Sections 4.6.5(b), above.


                              Page 58 of 72 Pages

         4.6.6 Valuation. In the event of any distribution of Securities or other assets other than cash pursuant to this Agreement, such Securities or other assets shall be valued according to their Fair Market Value as of time of such distribution. For this purpose, the term "Fair Market Value" shall mean (i) in the case of any securities which are traded on a national securities exchange, or quoted on a national market system ("Public Securities"), the average of the closing sales prices (or if there shall have been no sale on any day, the last bid price on such day) of such securities on such exchange or as quoted on such market system, as the case may be, for the five (5) trading days preceding such distribution, and (ii) in the case of any such Securities or other assets which are not Public Securities, the fair market value thereof as reasonably determined by the Managing Member, such determination to be provided to the Members in writing at the time of such distribution, provided, however, that if a Majority in Interest of the Members disagrees with such determination in writing within ten (10) days of the receipt of such notice, such fair market value shall be conclusively determined by an independent, internationally recognized investment banking firm.

         4.6.7 Prior Distributions. It is acknowledged and agreed that the distributions described in Sections 4.6.2(a), 4.6.3(a) and 4.6.4(a), above, have been made to the extent described in the attached Exhibit B (which is hereby incorporated by this reference), and the Managing Member shall be, and hereby is, authorized to adopt such conforming amendments to such Sections as shall be determined by the Managing Member to be necessary or appropriate in order to evidence or reflect the same.

                                   ARTICLE 5
                      TRANSFER AND ASSIGNMENT OF INTERESTS

     5.1. Transfers. Except for Permitted Transfers (as defined below), no Member may Transfer (directly or indirectly) all or any portion of such Member's Membership Interest in the Company (or any beneficial interests therein) to any other Person except with the prior written consent of the Managing Member, or in the case of a Transfer by the Managing Member, the consent of a Majority in Interest of the Members, in each case, which consent shall not be unreasonably withheld, conditioned or delayed. Any purported Transfer which is not in accordance with this Agreement shall be null and void and of no effect. After the consummation of any Transfer or any part of a Member's Membership Interests in the Company, the Membership Interests (or portion thereof) so Transferred shall continue to be subject to the terms and conditions of this Agreement and any further Transfers shall be required to comply with all of the terms and provisions of this Agreement.

     5.2. Substitution of Members. A transferee of any Membership Interests in the Company properly transferred hereunder shall have the right to become a substitute Member associated with any applicable Series only if consent of the Managing Member is given, such transferee executes an instrument satisfactory to the Managing Member accepting and adopting the terms and provisions of this Agreement, and such transferee pays any reasonable expenses in connection with his, her or its admission as a substitute Member (as requested by the Managing Member); provided, however, that this Section 5.2 shall not apply to Permitted Transfers. The admission of a substitute Member shall not result in the release of the Member who assigned the membership interest in the Company from any liability that such Member may have to the Company.

     5.3. Permitted Transfers.


                              Page 59 of 72 Pages

         5.3.1 For purposes of this Agreement, the term "Permitted Transfer" shall (subject to Section 5.3.2, below) mean (a) a transfer by a Member of all or any portion of such Member's Membership Interests in the Company to (i) a trust for the benefit of the transferor and/or his or her family members, provided that such trust is, during the transferor's lifetime, controlled by the transferor, or (ii) as an estate planning transfer to an entity over which the transferor retains voting control, (b) any transfer by a Member to an Affiliate of such Member (including any other account managed by any investment advisor of such Member), or (c) any transfer by a permitted transferee described in (i) or
(ii), above, back to the original transferor Member thereof.

         5.3.2 Notwithstanding the foregoing, in no event shall a purported Transfer constitute a "Permitted Transfer" unless and to the extent that (a) the Managing Member is notified of the material terms concerning such transfer prior thereto (including, but not limited to, the would-be transferee and the consideration to be received therefore) and (b) the would-be transferee agrees in advance in writing to be bound by the provisions of all agreements applicable to the Membership Interests to be transferred (including, without limitation, a joinder to this Agreement).

     5.4. Additional Transfer Restrictions. Notwithstanding anything herein to the contrary, no Member may, without the prior written consent of the Managing Member, Transfer all or any portion of its membership interest in the Company to the extent such Transfer (a) would violate any applicable securities laws, or
(b) would cause a termination of the Company for federal income tax purposes.

     5.5. Enforcement of Transfer Restrictions. The restrictions on Transfer contained in this Agreement are an essential element in the ownership of membership interests in the Company. Upon application to any court of competent jurisdiction, the Company and/or a Member, as the case may be, shall be entitled to a decree against any Person violating or about to violate such restrictions, requiring their specific performance, including those prohibiting a Transfer of all or a portion of such membership interests.

                                   ARTICLE 6
                          BOOKS AND RECORDS; ACCOUNTING

     6.1. Company Books and Records. The books and records of the Company will be maintained at the principal office of the Company and will be available for examination by any Member or such Member's duly authorized representatives at any reasonable time upon written notice by such Member to the Company. The Company will maintain the following books and records:

         6.1.1 A current list of the full name and last known business address of each Member, their respective numbers and classes of Units, together with the Capital Contributions and Capital Account balances of each Member;

         6.1.2 A copy of the Articles and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which the Articles or any amendments thereto have been executed;

         6.1.3 A copy of this Agreement and any and all amendments thereto or restatements thereof, together with executed copies of any powers of attorney pursuant to which this Agreement or any such amendments or restatements thereto have been executed;


                              Page 60 of 72 Pages

         6.1.4 Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six (6) most recent taxable years; and

         6.1.5 Copies of the annual financial statements of the Company, if any, for the six (6) most recent fiscal years.

     6.2. Inspection of Records. Each Member shall have the right, upon reasonable written request and subject to such reasonable standards as the Managing Member may from time to time establish, to obtain from the Managing Member for purposes reasonably related to the Member's interest as a Member of the Company, the information set forth above in Section 6.1, as well as information regarding the status of the business and financial condition of the Company (generally consisting of financial statements of the Company) and such other information regarding the affairs of the Company as is just and reasonable in light of the purpose related to the Member's interest as a Member for which such information is sought. The Managing Member may, however, keep confidential from any Member any information that the Company is required by law or agreement to keep confidential.

     6.3. Company Tax Returns and Tax Elections. The Company's accountants will be instructed by the Managing Member to prepare and file all required tax returns for the Company and/or each Series. The Managing Member will cause the Company and/or each Series to make any tax election necessary for completion of any such tax returns. In the event of a distribution of property made in the manner provided in Section 734 of the Code, or in the event of a transfer of an interest in the Company by a Member made in the manner provided in Section 743 of the Code, the Managing Member may, in its discretion, cause the Company and/or any Series to file an election under Section 754 of the Code. The Members agree to cooperate with the Managing Member in connection with the making of any such elections.

     6.4. Reports. Within ninety (90) days following the close of each of the Company's fiscal years, the Company shall provide copies of unaudited financial statements with respect to such year to the Members. Each Member will have the right to request in writing and pay for (out of their separate funds, and which payments shall not be reimbursed by or otherwise recoverable through or from the Company or any other Member) an annual audit of the Company, and, provided such request and payments by the requesting Member are timely made, the Company shall make available all necessary documents, agreements, and any other pertinent information required to have such audit completed within ninety (90) days of each calendar year end. The Company shall cause to be filed, in accordance with the Delaware Act, all reports and documents required to be filed with any governmental agency. The Company shall cause to be prepared at least annually, information concerning the Company's operations necessary for the completion of the Member's federal and state income tax returns. The Company shall send or cause to be sent to each Member within ninety (90) days after the end of each taxable year such information as is necessary to complete the Member's federal and state income tax returns and a copy of the Company's federal, state and local income tax returns for such year.

     6.5. Tax Matters for the Company. The Managing Member shall designate a "Tax Matters Partner" for the Company and each Series within the meaning of
Section 6231 of the Code. The Tax Matters Partner shall have no authority to settle or compromise any matter in respect of taxes of the Company and/or each Series, to waive any period of limitations, or to otherwise bind the Company in any proceeding or claim in respect of taxes of the Company and/or each Series, unless such authority is expressly conferred on the Tax Matters Partner by the Managing Member.


                              Page 61 of 72 Pages

In addition, unless the Managing Member expressly provides otherwise, the Managing Member shall control any proceeding in respect of taxes of the Company and/or each Series. The Managing Member may, in its discretion, and subject to the requirements of the Code, remove and replace the Tax Matters Partner at any time and from time to time.

                                   ARTICLE 7
             DISSOLUTION, LIQUIDATION AND TERMINATION OF THE COMPANY

     7.1. Events of Dissolution. The Company and each Series shall be dissolved and wound up on the first to occur of any of the following events:

         7.1.1 A sale of all or substantially all of the Company's assets;

         7.1.2 The vote of Members holding at least two-thirds of all Units (regardless of class); and

         7.1.3 Any other event that Applicable Law specifies must operate as an event causing the dissolution of a limited liability company, notwithstanding any provision to the contrary in this Agreement.

     7.2. Effect of Dissolution. The dissolution of the Company and each Series shall be effective on the day on which the event occurs giving rise to the dissolution, but the Company and/or each Series shall not terminate until it is wound up and its assets have been distributed as provided in Section 7.4 of this Agreement. Notwithstanding the dissolution of the Company and each Series, prior to the termination of the Company and each Series, the business of the Company, and each Series and the affairs of the Members, as such, shall continue to be governed by this Agreement.

     7.3. No Capital Contribution Upon Dissolution. Each Member shall look solely to the assets of the Series to which such Member is associated for all distributions with respect to the such Series, its Capital Contribution thereto, its Capital Account and its share of Net Profits or Net Losses with respect thereto, and shall have no recourse therefore (upon dissolution or otherwise) against any other Member. Accordingly, if any Member has a deficit balance in its Capital Account with respect to each Series (after giving effect to all contributions, distributions and allocations for all taxable years, including the year during which the liquidation occurs), then such Member shall have no obligation to make any Capital Contribution with respect to such deficit, and such deficit shall not be considered a debt owed to the Company or to any other person for any purpose whatsoever.

     7.4. Priority of Liquidating Distributions. Upon the occurrence of a dissolution event described in Section 7.1 above, the Company and each Series shall terminate. In the event of the dissolution and termination of the Company and each Series, the Managing Member shall proceed with an orderly liquidation of the Company and each Series and the proceeds of such liquidation shall be applied and distributed in the following order of priority:

         7.4.1 To creditors of the Company and each Series for payment of the debts and liabilities of the Company and each such Series (as the case may be) and the expenses of liquidation;


                              Page 62 of 72 Pages

         7.4.2 To the setting up of any reserves that the Managing Member may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company and each such Series. Such reserves shall be paid over by the Managing Member to a bank or other institutional escrow agent to be held for the purpose of disbursing such reserves in payment of the aforementioned contingencies, and at the expiration of such period as the Managing Member may deem advisable, to distribute the balance in the manner provided in this Section 7.4; and

         7.4.3 To the Members in accordance with Section 4.6, above.

                                   ARTICLE 8
                                   AMENDMENTS

     8.1. General. Except as set forth in Section 8.2 below, any and all amendments to this Agreement may be made by the Managing Member only with the written consent of a Majority in Interest of the Members. In making any amendments, there shall be prepared and filed by, or for, the Managing Member such documents and certificates as may be required under the Delaware Act and under the laws of any other jurisdiction applicable to the Company; provided, however, that any amendment which alters in a negative way the economic rights of any Member (including the Managing Member) shall require the written consent of that Member.

     8.2. Special Rules. Notwithstanding Section 8.1, above, this Agreement may be amended by the Managing Member, without the consent of any Member (a) to cure any ambiguity, to correct or supplement any provision hereof which may be inconsistent with any provision hereof, or to make any other provision with respect to matters, or questions arising under this Agreement not inconsistent with the intent of this Agreement; provided, however, that no such amendment shall, except as otherwise expressly provided hereunder, have a disproportionate adverse impact on any Member or class of Members, and (b) as expressly provided elsewhere in this Agreement.

                                   ARTICLE 9
                    REPRESENTATIONS AND WARRANTIES OF MEMBERS

     Each Member hereby represents and warrants to, and agrees with, the other Members and the Company as follows:

     9.1. Preexisting Relationship or Experience. By reason of its business or financial experience, or by reason of the business or financial experience of its financial advisor who is unaffiliated with and who is not compensated, directly or indirectly, by the Company or any affiliate or selling agent of the Company, it is capable of evaluating the risks and merits of an investment in the Membership Interests of the Company and of protecting its own interests in connection with this investment.

     9.2. Investment Intent. It is acquiring the Membership Interests in the Company for investment purposes for its own account only and not with a view to or for sale in connection with any distribution of all or any part of such membership interest. No other person will have any direct or indirect beneficial interest in or right to such membership interest.

     9.3. No Registration of Interests. It acknowledges that the Membership Interests of the Company have not been registered under the Securities Act, or under any applicable blue sky laws in reliance, in part, upon its representations, warranties, and agreements herein.


                              Page 63 of 72 Pages

     9.4. Restricted Securities. It understands that the Membership Interests in the Company are "restricted securities" under the Securities Act in that such Membership Interests will be acquired from the Company in a transaction not involving a public offering, and that the Membership Interests may be resold without a registration under the Securities Act only in certain limited circumstances and that otherwise the Membership Interests must be held indefinitely.

     9.5. No Obligations to Register. It represents, warrants, and agrees that the Company and the Board of Managers are under no obligation to register or qualify the Membership Interests of the Company under the Securities Act or under any state securities law, or to assist it in complying with any exemption from registration and qualification.

     9.6. No Disposition in Violation of Law. Without limiting the representations set forth above, and without limiting anything contained elsewhere in this Agreement, it will not make any disposition of all or any part of its Membership Interest in the Company which will result in violation by it or by the Company of the Securities Act, or any other applicable securities laws. Without limiting the foregoing, it agrees not to make any disposition of all or any part of its Membership Interest in the Company unless and until it has notified the Company of the proposed disposition and has furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and, if reasonably requested by the Managing Member, it has furnished the Company with a written opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of any securities under the Securities Act or the consent of or a permit from appropriate authorities under any applicable state securities laws.

     9.7. Investment Risk. It acknowledges that the Membership Interests in the Company are speculative investments which involve a substantial degree of risk of loss of its entire investment in the Company, that it understands and takes full cognizance of the risks related to the purchase of such Membership Interests.

     9.8. Investment Experience. It is an experienced investor in unregistered securities of limited liability companies.

     9.9. Restrictions on Transferability. It acknowledges that there are substantial restrictions on the transferability of the Membership Interests in the Company pursuant to this Agreement, that there is no public market for such Membership Interests and that none is expected to develop, and that, accordingly, it may not be possible for it to liquidate its investment in the Company.

     9.10. Information Reviewed. It has received and reviewed this Agreement and the other information provided by the Company it considers necessary or appropriate for deciding whether to invest in the Company.

     9.11. No Advertising. It has not seen, received, been presented with, or been solicited by any leaflet, public promotional meeting, article or any other form of advertising or general solicitation with respect to the sale of Membership Interests in the Company.

     9.12. Accredited Investors It is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D under the Securities Act. Each Member which has been formed specifically for the purpose of investing in the Company shall provide to the Company a certification in form and substance reasonably acceptable to the Company to the effect that ownership of beneficial interests in such Member are "accredited investors" within the meaning of Rule 501(a) of Regulation D under the Securities Act.


                              Page 64 of 72 Pages

     9.13. ERISA Matters. Each Member represents and warrants that it is not (a) an "employee benefit plan" within the meaning of Section 3(3) of ERISA, whether or not it is subject to the provisions of Title I of ERISA, (b) a plan described in Section 4975(e)(1) of the Code, or (c) an entity whose underlying assets include "plan assets" (as defined in Federal regulations codified at 29 CFR ss. 2510.3-101, et.seq., as the same may be amended from time to time, which describe the circumstances under which an entity in which an ERISA-covered plan invests will be deemed to be "plan assets" for certain purposes of ERISA and/or the Code). In addition, each Member covenants that it will, to the fullest extent practicable, manage and conduct its affairs so as to avoid violating the representation set forth in the immediately preceding sentence, and further covenants to notify the Managing Member in the event that at any time such representation is no longer accurate.

     9.14. Representations Relating to Convertible Notes. It is acquiring its portion of the Convertible Notes pursuant to the Note Purchase Agreement for investment purposes for its own account only and not with a current view to or for sale in connection with any distribution of all or any part of such Convertible Notes, except pursuant to an effective registration statement under the Securities Act, or applicable state law, or pursuant to an exemption for registration under said Securities Act.

                                   ARTICLE 10
                                  MISCELLANEOUS

     10.1. Notices.

         10.1.1 Any notice, election, demand, request, consent, approval, concurrence or other communication given or made under any provision of this Agreement shall be deemed to have been sufficiently given or made for all purposes only if it is in writing and it is: (a) delivered personally to the party to whom it is directed, or (b) sent by overnight express mail, postage and charges prepaid, addressed to the party to whom it is directed, at its address set forth on the Managing Member's books and records and as indicated opposite each Member's name on Exhibit A-1, attached hereto. Any Member may change its address or facsimile number for purposes of this Agreement by giving the Company and the Managing Member notice of such change in the manner provided above for the giving of notices.

         10.1.2 Except as otherwise expressly provided in this Agreement, any such notice, election, demand, request, consent, approval, concurrence or other communication (a) given or made in the manner indicated in clause (a) of Section
10.1.1 above shall be deemed to be given or made on the day on which it was delivered; and (b) given or made in the manner indicated in clause (b) of
Section 10.1.1 above shall be deemed to be given or made on the business day immediately following the day on which it was deposited in a regularly maintained receptacle for the deposit of overnight express mail.

     10.2. Confidentiality.

         10.2.1 Each Member hereby acknowledges that the Company may be in possession of confidential information the improper use or disclosure of which could have a material adverse effect upon the Company, HHI, or any of their respective Affiliates, and agrees that all information provided to them by or on behalf of the Company or the Managing Member concerning the business or assets of the Company, HHI, or any of their respective Affiliates shall be deemed strictly confidential and shall not, without the prior consent of the Managing Member, be (a) disclosed to


                              Page 65 of 72 Pages
any Person or (b) used by a Member other than for a Company purpose or for a purpose reasonably related to protecting such Member's interest in the Company. The Managing Member hereby consents to the disclosure by each Member of such information to such Member's accountants, attorneys and similar advisors bound by a duty of confidentiality; moreover, the foregoing requirements of this
Section 10.2 shall not apply to a Member with regard to any information that is currently or becomes publicly known or available in the absence of any improper or unlawful action on the part of such Member or otherwise becomes known or available to such Member (via legitimate means) other than through or on behalf of the Company or the Managing Member.

         10.2.2 Except as otherwise provided in this Section 10.2 or in Section 3.7, above, or as otherwise required by Applicable Law, the Managing Member and the Company agree not to disclose the terms of this Agreement, and/or to disclose the identity of any Members without the prior consent of a Majority in Interest of the Members.

         10.2.3 The Managing Member may, in its sole and absolute discretion, keep confidential from any Member information to the extent the Managing Member reasonably determines that disclosure of such information to such Member likely would have a material adverse effect upon the Company, HHI and/or any of their respective Affiliates, provided that the Managing Member must disclose to a Member any information that such Member requires to comply with Applicable Law.

         10.2.4 Each Member (a) acknowledges that the Managing Member and/or one or more representatives of the Company may acquire confidential third party information (e.g., through HHI directorships or the like) that, pursuant to related fiduciary, contractual, legal or similar obligations, cannot be disclosed to the Company or the Members; and (b) agrees that holding or failing to disclose such information to the Company or the Members shall not be in breach of any duty under this Agreement or the Delaware Act so long as such obligations were undertaken in good faith.

         10.2.5 The Managing Member agrees to use its reasonable efforts to cause any confidential information regarding HHI or any of its Affiliates which has been disclosed to the Members by the Managing Member and which the Managing Member deems to be material to be publicly disclosed prior to the conclusion of the Bankruptcy. Following the conclusion of the Bankruptcy, the Managing Member shall use its reasonable efforts so as to not disclose any material, non-public information regarding HHI or any of its Affiliates to any Member without the prior consent of such Member. Notwithstanding the foregoing, however, nothing in this Section 10.2.5 shall be deemed to impose upon the Managing Member any indemnity or other liability towards any Member relating to any violation of Applicable Law with respect to trades, sales or other transfers of Securities by such Member.

     10.3. Company Counsel. Legal counsel to the Company may also be legal counsel to any Member or any Affiliate of a Member. The Company has initially selected Foley & Lardner LLP ("Company Counsel") as legal counsel to the Company. Each Member acknowledges that Company Counsel does not represent any Member in the absence of a clear and explicit agreement to such effect between the Member and Company Counsel, and that in the absence of any such written agreement Company Counsel shall owe no duties directly to that Member. Notwithstanding any adversity that may develop, in the event any dispute or controversy arises between any Members and the Company, then each Member agrees that Company Counsel may represent either the Company or such Member in any such dispute or controversy to the extent permitted by the


                              Page 66 of 72 Pages

California Rules of Professional Conduct or similar rules in any other applicable jurisdiction, and each Member hereby consents to such representation.

     10.4. Further Assurances. Each of the parties hereto does hereby covenant and agree on behalf of himself, his successors, and his assigns, without further consideration, to prepare, execute, acknowledge, file, record, publish, and deliver such other instruments, documents and statements, and to take such other action as may be required by law or reasonably necessary or advisable to effectively carry out the purposes of this Agreement.

     10.5. Counterparts/Facsimile. This Agreement may be executed in any number of counterparts and all so executed shall constitute one Agreement, binding on all of the parties hereto, notwithstanding that all of the parties are not signatory to the original or the same counterpart. This Agreement may be executed by facsimile.

     10.6. Governing Law. This Agreement is deemed to have been entered into and executed in the State of Delaware, and all questions with respect to the construction of this Agreement and the rights and liabilities of the parties shall be determined in accordance with the provisions of the internal laws of the State of Delaware, without regard to conflicts of laws principles.

     10.7. Binding Effect. Except as otherwise provided herein to the contrary, this Agreement shall be binding upon and inure to the benefit of the parties signatory hereto and their respective heirs, executors, administrators, personal representatives, successors and permitted assigns.

     10.8. Provisions Severable. The provisions of this Agreement are severable. If any article, section, paragraph, provision or clause of this Agreement shall be enforceable or invalid, it shall not affect the enforceability or validity of any one or more of the other articles, sections, paragraphs or provisions of this Agreement.

     10.9. Construction of Agreement. This Agreement shall be construed as if all parties prepared this Agreement. Words in the singular shall be held to include the plural and vice versa and the words of one gender shall be held to include the other genders as the context requires; the terms "hereof", "herein", and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement and not to any particular provision of this Agreement, and Article, Section, paragraph and Exhibit references are to the Articles, Sections, paragraphs and Exhibits to this Agreement, unless otherwise specified; the word "or" shall not be exclusive; and provisions shall apply, when appropriate, to successive events and transactions.

     10.10. Entire Agreement. This Agreement and each of its Exhibits constitutes the entire agreement between the parties relating to the subject matter of this Agreement and such Exhibits and supersedes all prior oral and written negotiations, commitments, and understandings of the parties with respect to the subject matter hereof.

     10.11. Parties in Interest. Except for the Persons expressly contemplated as beneficiaries of the indemnity provisions set forth in this Agreement, nothing in this Agreement shall confer any rights or remedies under or by reason of this Agreement upon any Persons other than the Members and Managing Member and their respective successors and assigns nor shall anything in this Agreement relieve or discharge the obligation or liability of any third Person to any party to this Agreement, nor shall any provision give any third Person any right of subrogation or other action, claim or right over or against any Member or the Company.


                              Page 67 of 72 Pages

     10.12. Use of Pronouns/References to a Member. References to a Member in the singular or plural, as him, her, it or other like references, shall also, where the context so requires, be deemed to include the singular or the plural, or masculine, feminine or neuter reference, as the case may be.


                  [Remainder of Page Intentionally Left Blank]




























                              Page 68 of 72 Pages

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first set forth above.

RC AVIATION MANAGEMENT, LLC        GUGGENHEIM PORTFOLIO CO. XXXI, LLC

By:   /s/ Randall Jenson           By:  /s/ [illegible]
   ------------------------------     ---------------------------------
Its:  Manager                      Its: Whitebox Advisors, LLC
    -----------------------------       Andrew Redleaf, CEO
                                        Investment Advisor to the Fund
                                        ---------------------------------

QVT HAWAIIAN LLC by its president RIVER RUN RC AVIATION HOLDINGS, LLC QVT ASSOCIATES GP LLC

By:   /s/ Nicholas Brumm           By:  /s/ Ian Wallace
    -----------------------------     ---------------------------------
Its:  Managing Member              Its: Managing Member
    -----------------------------     ---------------------------------

By:   /s/ Tracy Fu
    -----------------------------
Its:  Managing Member
    -----------------------------

DB HAWAIIAN LLC by its president   LITESPEED MASTER FUND, LTD
QVT FINANICAL LP by its general
partner
QVT FINANCIAL GP LLC

By:   /s/ Nicholas Brumm           By:  /s/ [illegible]
    -----------------------------     ---------------------------------
Its:  Managing Member              Its: Managing Member
    -----------------------------     ---------------------------------

By:   /s/ Tracy Fu
    -----------------------------
Its:  Managing Member
    -----------------------------

WHITEBOX-RC AVIATION (CONVERTIBLE  WATERSHED CAPITAL PARTNERS, L.P. by its
ARBITRAGE), LLC                    general partner WS PARTNERS, L.L.C.

By:   /s/ Andrew Redleaf           By:  /s/ Meridee A. Moore
    -----------------------------     ---------------------------------
Its:  Managing Member              Its: Senior Managing Member
    -----------------------------     ---------------------------------

WHITEBOX-RC AVIATION (HEDGED HIGH  WATERSHED CAPITAL INSTITUTIONAL PARTNERS,
YIELD), LLC                        LP, by its general partner WS PARTNERS L.L.C.

By:   /s/ Andrew Redleaf           By:  /s/ Meridee A. Moore
    -----------------------------     ---------------------------------
Its:  Managing Member              Its: Senior Managing Member
    -----------------------------     ---------------------------------

WHITEBOX-RC AVIATION (PANDORA      WATERSHED CAPITAL PARTNERS (OFFSHORE),
SELECT), LLC                       LLC

By:   /s/ Andrew Redleaf           By:  /s/ Meridee A. Moore
   -----------------------------      ---------------------------------
Its:  Managing Member              Its: Senior Managing Member
    -----------------------------      ---------------------------------

WHITEBOX-RC AVIATION (INTERMARKET),
LLC

By:   /s/ Andrew Redleaf
    -----------------------------
Its:  Managing Member
    -----------------------------



                              Page 69 of 72 Pages

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first set forth above.

GPI HOLDINGS, L.L.C.               KERMIT I, LLC and KERMIT II, LLC

By:   /s/ Bryan Verona             By: SAGAMORE HILL HUB FUND, LTD.
   ------------------------------      their Manager
Its:                               By: Sagamore Hill Capital Management, L.P.
    -----------------------------      its Investment Manager

                                   By:    /s/ Thomas FitzGerald
                                      ---------------------------------
                                   Name:  Tom FitzGerald
                                   Title: Managing Director

SHADOW AVIATION, LLC               GRYPHON HAWAIIAN HOLDINGS, LLC

By:   /s/ [illegible]              By:  /s/ Warren W. Garden
   ------------------------------     ---------------------------------
Its:  Managing Member              Its: Authorized Agent
    -----------------------------     ---------------------------------

TRIAGE CAPITAL MANAGEMENT LP       TRIAGE CAPITAL MANAGEMENT B, L.P.

By:                                By:
   ------------------------------     ---------------------------------
Its:                               Its:
    -----------------------------     ---------------------------------

TOF HOLDINGS, LLC                  RCG CARPATHIA MASTER FUND, LTD.

By:                                By:
   ------------------------------     ---------------------------------
Its:                               Its:
    -----------------------------     ---------------------------------

HARBERT DISTRESSED INVESTMENT      PORTSIDE GROWTH AND OPPORTUNITY FUND
FUND, L.P.
                                   By:
By:  HMC Distressed Investment        ---------------------------------
     Fund GP, LLC
By:  HMC - New York, Inc.          Its:
                                       --------------------------------
By:
   ------------------------------
Its:
    -----------------------------

CANYON CAPITAL ADVISORS, LLC       HOTEL ALPHA HOLDING COMPANY, LLC

By:                                By:
   ------------------------------     ---------------------------------
Its:                               Its:
    -----------------------------     ---------------------------------


[Counterpart Signature Page No. 2 of 2 to Second Amended and Restated Limited Liability Company Agreement of RC Aviation LLC, a Delaware limited liability company]


                              Page 70 of 72 Pages

                                                                       EXHIBIT 3
                                                                              to
                                                                    SCHEDULE 13D



                        WATERSHED CAPITAL PARTNERS, L.P.
                 WATERSHED CAPITAL INSTITUTIONAL PARTNERS, L.P.
                   WATERSHED CAPITAL PARTNERS (OFFSHORE), LTD.
                     c/o WATERSHED ASSET MANAGEMENT, L.L.C.
                         ONE MARITIME PLAZA, SUITE 1525
                             SAN FRANCISCO, CA 94111




                                                                November 2, 2005




RC Aviation LLC
12730 High Bluff Drive, Suite 180
San Diego, CA  92130
Attention:  Randall Jensen


                  Re:      Series A Distributions
                           ----------------------

Ladies and Gentlemen:

Reference is made to that certain Second Amended and Restated Limited Liability Company Agreement of RC Aviation LLC ("RCA"), dated as of June 1, 2005 (the "LLC Agreement"), by and among those Persons whose names are listed on Exhibits A-1, A-2, A-3 and A-4 attached thereto. Capitalized terms used but not defined herein shall have the meanings set forth in the LLC Agreement.

On or about the date of the LLC Agreement Watershed Capital Partners, L.P., Watershed Capital Institutional Partners, L.P. and Watershed Capital Partners (Offshore), Ltd. (together, the "Watershed Funds") agreed with RCA to defer their right to receive Securities under Section 4.6.2 of the LLC Agreement until the date such Securities are registered under a registration statement filed with the Securities and Exchange Commission. The parties now wish to clarify that arrangement as follows: Notwithstanding Section 4.6.2 of the LLC Agreement, the Watershed Funds agree with RCA to defer their right to receive Securities under Section 4.6.2 of the LLC Agreement until the earlier of (a) the date such Securities have been registered under a registration statement filed with the Securities and Exchange Commission and (b) January 31, 2006. By signing below, each of the undersigned acknowledges and confirms the foregoing.


                              Page 71 of 72 Pages

This letter may be executed simultaneously in one or more counterparts, and by different parties hereto in separate counterparts, each of which when executed will be deemed an original, but all of which taken together will constitute one and the same instrument. This letter, to the extent signed and delivered by means of a facsimile machine, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.


                                        Very truly yours,

                                        RC AVIATION LLC


                                        By:  /s/ Randall Jenson
                                           -------------------------
                                           Name:  Randall Jenson
                                           Title: Manager and Vice-President

Acknowledged and Confirmed:
WATERSHED CAPITAL PARTNERS, L.P.
WATERSHED CAPITAL INSTITUTIONAL
 PARTNERS, L.P.

By:  WS Partners, L.L.C.
    Its General Partner


By:   /s/ Meridee A. Moore
   ------------------------------
   Name: Meridee A. Moore
   Title: Senior Managing Member

Date: November 4, 2005




WATERSHED CAPITAL PARTNERS (OFFSHORE), LTD.

By:  Watershed Asset Management, L.L.C.
     Its Investment Manager


By:  /s/ Meridee A. Moore
   ------------------------------
   Name: Meridee A. Moore
   Title: Senior Managing member

Date: November 4, 2005



                              Page 72 of 72 Pages